   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 2004


                                                     REGISTRATION NO. 333-120527

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                            BELL MICROPRODUCTS INC.
             (Exact name of registrant as specified in its charter)

                             ---------------------

              CALIFORNIA                                5065                                94-3057566
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                              1941 RINGWOOD AVENUE
                               SAN JOSE, CA 95131
                                 (408) 451-9400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                                 W. DONALD BELL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BELL MICROPRODUCTS INC.
                              1941 RINGWOOD AVENUE
                               SAN JOSE, CA 95131
                                 (408) 451-9400
  (Name and address, including zip code, and telephone number, including area code, of agent for service of process)

                             ---------------------

                                   COPIES TO:

                             ---------------------

                 MELODIE R. ROSE, ESQ.                                   NIGEL D.J. WILSON, ESQ,
                FREDRIKSON & BYRON, P.A.                                  DAVIS POLK & WARDWELL
           200 SOUTH SIXTH STREET, SUITE 4000                              1600 EL CAMINO ROAD
                 MINNEAPOLIS, MN 55402                                     MENLO PARK, CA 94025
                     (612) 492-7000                                           (650) 752-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS MAY CHANGE. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 2004


                                   PROSPECTUS

                           (BELL MICROPRODUCTS LOGO)

                               Offer to Exchange

                      $110,000,000 Principal Amount of our
            3 3/4% Convertible Subordinated Notes, Series B due 2024
                            for all our outstanding
                 3 3/4% Convertible Subordinated Notes due 2024
                               ------------------
THE EXCHANGE OFFER

     We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our new 3 3/4% Convertible Subordinated Notes, Series B due 2024, or new notes, for all of our outstanding 3 3/4% Convertible Notes due 2024, or old notes. We refer to this offer as the "exchange offer." The CUSIP numbers of the old notes are 078137 AB 2 and 078137 AA 4.

     - Upon our completion of the exchange offer, each $1,000 principal amount of old notes that are validly tendered and not withdrawn will be exchanged for $1,000 principal amount of new notes on the terms set forth in this prospectus and in the accompanying letter of transmittal.

     - Tenders of old notes may be withdrawn at any time before midnight on the expiration date of the exchange offer.

     - As explained more fully in this prospectus, the exchange offer is subject to customary conditions, all of which we may waive.

     - THE EXCHANGE OFFER EXPIRES AT MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 17, 2004, WHICH DATE WE REFER TO AS THE EXPIRATION DATE, UNLESS EXTENDED.

THE NEW NOTES

     The terms of the new notes are similar to the terms of the old notes, except as set forth in a summary comparison of the old notes to the new notes on page 6 of this prospectus and in the description of the new notes on page 35 of this prospectus.


     Our common stock is quoted on the Nasdaq National Market under the symbol "BELM." The last reported sale price of our common stock on December 8, 2004 was $9.00.


     NEITHER OUR BOARD OF DIRECTORS, THE DEALER MANAGER NOR ANY OTHER PERSON IS MAKING ANY RECOMMENDATION AS TO WHETHER YOU SHOULD CHOOSE TO EXCHANGE YOUR OLD NOTES FOR NEW NOTES.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF ISSUES THAT YOU SHOULD CONSIDER WITH RESPECT TO THE EXCHANGE OFFER.
                               ------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------
                 The Dealer Manager for the Exchange Offer is:

                       [CREDIT SUISSE FIRST BOSTON LOGO]
                               ------------------
               The date of this prospectus is December   , 2004.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
WHERE YOU CAN FIND MORE INFORMATION...   ii
SUMMARY...............................    1
RISK FACTORS..........................   14
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   24
CAPITALIZATION........................   25
SELECTED CONSOLIDATED FINANCIAL
  INFORMATION.........................   26
RATIO OF EARNINGS TO FIXED CHARGES....   27
PRICE RANGE OF OUR COMMON STOCK.......   27



                                        PAGE
                                        ----
DIVIDEND POLICY.......................   27
THE EXCHANGE OFFER....................   28
DESCRIPTION OF THE NEW NOTES..........   36
DESCRIPTION OF CAPITAL STOCK..........   54
DESCRIPTION OF MATERIAL
  INDEBTEDNESS........................   56
MATERIAL U.S. FEDERAL INCOME TAX
  CONSEQUENCES........................   59
LEGAL MATTERS.........................   61
EXPERTS...............................   61


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR THE DEALER MANAGER HAS AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE APPEARING ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Bell Microproducts Inc., that file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports and other information about us at the office of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1005.

     We are "incorporating by reference" into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information contained directly in this prospectus. This prospectus incorporates by reference the following documents, each of which we previously filed with the SEC:

     - The description of Bell Microproducts common stock which is contained or incorporated by reference in the Registration Statement on Form 8-A dated April 14, 1993 which was declared effective by the Securities and Exchange Commission on June 14, 1993.

     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed March 15, 2004.

     - Our definitive Proxy Statement on Schedule 14A filed April 29, 2004.

     - Quarterly Report on Form 10-Q for period ended March 31, 2004, filed May 22, 2004.

     - Quarterly Report on Form 10-Q for period ended June 30, 2004, filed on August 9, 2004.

     - Our Quarterly Report on Form 10-Q for the period ended September 30, 2004 filed November 9, 2004.

These reports contain important information about us and our finances.

     All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the end of the offering of the notes and common stock issuable upon conversion of the notes under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

     Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We make available free of charge on or through our Internet website, www.bellmicro.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained in our website does not constitute part of this prospectus unless otherwise specifically incorporated by reference herein.

     You may also request a copy of these filings, at no cost, by writing or calling us a the following address or telephone number:

                         Investor Relations Department
                            Bell Microproducts Inc.
                              1941 Ringwood Avenue
                               San Jose, CA 95131
                                 (408) 451-9400

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this prospectus.

     IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE EXPIRATION OF THE EXCHANGE OFFER, BELL MICROPRODUCTS SHOULD RECEIVE YOUR REQUEST NO LATER THAN DECEMBER 12, 2004.

                                    SUMMARY

     The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Bell Microproducts," "we," "our" and "us" refer to Bell Microproducts, Inc. and its consolidated subsidiaries, unless otherwise specified.

                            BELL MICROPRODUCTS INC.

     We are one of the world's largest data storage-centric value-added distributors of and a specialist in data storage products and solutions. Our concentration on data storage systems and products allows us to provide greater technical expertise to our customers, form strategic relationships with key manufacturers and provide complete data storage solutions to our customers at many levels of integration. We offer a wide range of data storage products as well as semiconductors, computer platforms and software and peripherals. Our data storage products include:

     - high-end computer and data storage subsystems;

     - Fibre Channel connectivity products;

     - complete data storage systems such as data storage area networks (SAN), network attached data storage (NAS) and direct attached data storage
       (DAS);

     - data storage management software;

     - disk, tape and optical drives; and

     - a broad selection of value-added services.

     We market and distribute more than 130 brand name product lines, as well as our own Rorke Data data storage and Markvision memory modules. Our customers are principally original equipment manufacturers (OEMs), contract electronic manufacturers (CEMs), value-added resellers (VARs) and system integrators in North America, Latin America and Europe.

     Traditionally, manufacturers have sold data storage, semiconductor and computer products directly to end users and through both direct and indirect distribution channels. The use of distribution channels is growing rapidly as manufacturers focus on core activities such as product design, development and marketing and begin to divest or outsource other functions. The growth of the indirect channel reflects the need for manufacturers to increasingly use distributors for servicing OEMs, VARs, CEMs and system integrators. Customers are also driving the trend toward indirect distribution due to the value-added services that distributors often provide. The rapid growth of data storage requirements and the need for sophisticated networked data storage systems, such as NAS and SAN, have also increased enterprise customers' dependence on value-added service suppliers that can design, integrate, service and support their data storage needs.

     We serve the growing data storage needs of our large customer base by providing a broad line of products from leading data storage vendors. We have developed valued relationships with these vendors in all the significant segments of the enterprise data storage market. In data storage component products, we have relationships with leading companies such as Hitachi, Maxtor, Seagate, and more recently, Western Digital. We are a leading provider of data storage interconnect products, including Fibre Channel products, from companies such as Brocade, Emulex, Qlogic, and McData. We are also a major distributor of data storage management software from key software vendors including Veritas and Legato. In addition, we have developed relationships with several leading data storage systems suppliers including EMC, Hitachi Data Systems, HP, IBM, LSI Logic, StorageTek and others. Today, we believe we are viewed as a leading data storage specialist in our industry, and we are one of the largest data storage distributors in North America, Latin America and Europe.

     We provide additional value for our customers by offering services and solutions to complement, enhance and integrate our product offerings. We believe that given the increasing complexity of data storage solutions, our ability to offer value-added services is critical for implementing data storage solutions and addressing opportunities in the data storage market. Within our solutions business, we have grown our capabilities to include:

     - design, consultation, installation, training and on-site service programs for our data storage systems and NAS and SAN solutions;

     - customization and integration of data storage subsystems; and

     - other services such as semiconductor device programming, special labeling, disk drive image duplication, firmware modification, software downloading and hardware modification.

     Trained and certified technical personnel complete each of these processes at our ISO 9002 facilities in the United States and the United Kingdom. Many of these services are provided by specialized business units, such as Rorke Data and Total Tec. Our Rorke Data business unit integrates standard products for our Rorke Data brand data storage products and also performs custom design and configuration to meet the special needs of customers that cannot be served by industry-standard product offerings. Our Total Tec business unit designs and implements comprehensive enterprise computing and data storage solutions focused on data availability, reliability, performance, scalability and manageability. In the United Kingdom, we have developed our proprietary LDI software licensing system, which facilitates the sale and administration of software licenses and leverages successful partnerships with Legato, Microsoft, VERITAS and others, and received the Editor's Choice award in the fourth quarter of 2003 from Computer Reseller News, a VNU business publication. Through organic growth and acquisitions, we have added significant strategic relationships and service offerings to our portfolio. As a result, our solution sales have grown from $114 million in 1999 to over $1.1 billion in 2003.

     We believe our comprehensive product and value-added service offerings have given us a competitive advantage in international markets. We have a large geographic footprint, with 59% of our revenues in 2003 generated from operations outside the United States. Our international and domestic offices provide both local and global solutions that address the needs of established multinationals and emerging local companies. In Europe, we are headquartered in the United Kingdom and have operations in seven countries on the continent. In the Americas, we maintain sales offices in various metropolitan areas, including subsidiaries in Canada and Latin America. Globally, we employ over 1,500 people. In addition to our sales offices, we have 11 warehouses and six facilities from which we service our global customer base.

     Historically, a significant portion of our growth has resulted from selective acquisitions that complement our operations. Our acquisitions have accelerated our expansion into the solutions business, which typically has higher margins. Since our initial public offering in 1993, we have grown from $125.3 million in revenue to approximately $2.2 billion in the year ended December 31, 2003.

     We were incorporated in California in 1987. Our principal executive offices are located at 1941 Ringwood Avenue, San Jose, California 95131. Our telephone number is (408) 451-9400.

                               THE EXCHANGE OFFER

     The following is a brief summary of the terms of the exchange offer. For a more complete description, see "The Exchange Offer."

Purpose of the Exchange
Offer.........................   The purpose of the exchange offer is to change
                                 certain terms of the old notes, including the type of consideration we will use to pay holders of the old notes who exchange their old notes for new notes. As a result of the adoption by the Financial Accounting Standards
                                 Board of EITF-04-8, which will, effective
                                 December 15 2004, change the accounting rules applicable to the old notes we will be required to include the common stock issuable upon conversion of the old notes in our fully diluted shares outstanding for purposes of calculating our diluted earnings per share. For a more detailed description of these changes, see -- "Material Differences Between the Old
                                 Notes and the New Notes -- Accounting
                                 Treatment."

The Exchange Offer............   We are offering to exchange $1,000 principal
                                 amount of new notes for each $1,000 principal amount of old notes accepted for exchange.

Conditions to the Exchange
Offer.........................   The exchange offer is subject to certain
                                 customary conditions. See "The Exchange
                                 Offer -- Conditions to the Exchange Offer."

Expiration Date...............   The exchange offer will expire at midnight, New
                                 York City time, on December 17, 2004, which date we refer to as the expiration date, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the business day after the scheduled expiration of the exchange offer.

Withdrawal of Tenders.........   Tenders of old notes may be withdrawn in
                                 writing at any time prior to midnight, New York
                                 City time, on the expiration date.

Procedures for Exchange.......   If you own old notes held through a broker or
                                 other third party, or in "street name," you will need to follow the instructions in the letter of transmittal on how to instruct them to tender the old notes on your behalf, as well as submit a letter of transmittal and the other agreements and documents described in this document. We will determine in our sole discretion whether any old notes have been validly tendered. Old notes may be tendered by electronic transmission of acceptance through
                                 The Depository Trust Company's, or DTC's,
                                 Automated Tender Offer Program, or ATOP, procedures for transfer or by delivery of a signed letter of transmittal pursuant to the instructions described therein. Custodial entities that are participants in DTC must tender old notes through DTC's ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal.
                                 A letter of transmittal need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your securities.

Acceptance of Old Notes.......   If all the conditions to the exchange offer are
                                 satisfied or waived prior to the expiration date, we will accept all old notes validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue the new notes promptly after the expiration date. We will issue new notes in exchange for old notes only after the exchange agent has received a timely book-entry confirmation of transfer of old notes into the exchange agent's
                                 DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer.

Amendment of the Exchange
Offer.........................   We reserve the right to interpret or modify the
                                 terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 exchange offer. Old notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses of the
Exchange Offer................   We estimate that the total fees and expenses of
                                 the exchange offer will be approximately
                                 $225,000.

Interest on the New Notes.....   The new notes will bear interest from the most
                                 recent interest payment date to which interest has been paid on the old notes. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.


United States Federal Income
Tax Considerations............   We believe (and intend to take the position)
                                 that the modifications to the old notes
                                 resulting from the exchange of old notes for new notes will not constitute a significant modification of the old notes for U.S. federal income tax purposes. If our position is respected, there would be no U.S. federal income tax consequences to a holder who exchanges old notes for new notes pursuant to the exchange offer. However, the U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the new notes are unclear. If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ. Among other things, the exchange could be a taxable transaction. See "Material U.S. Federal Income
                                 Tax Consequences" for more information on tax consequences of the exchange offer.


Old Notes Not Tendered or
Accepted for Exchange.........   Any old notes not accepted for exchange for any
                                 reason will be returned without expense to you promptly after the expiration, termination or withdrawal of the exchange offer. If you do not exchange your old notes in the exchange offer, or if your old notes are not accepted for exchange, you will continue to hold your old notes and will be entitled to all the rights and subject to all the limitations applicable to the old notes.

Consequences of Not Exchanging
Old Notes.....................   If you do not exchange your old notes in the
                                 exchange offer, the liquidity of any trading market for old notes not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that old notes are tendered and accepted for exchange in the exchange offer.

Deciding Whether to
Participate in the Exchange
Offer.........................   Neither we nor our officers or directors nor
                                 the dealer manager make any recommendation as to whether you should tender or refrain from tendering all or any portion of your old notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender your old notes in the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus, including the "Risk
                                 Factors," and the letter of transmittal and consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager................   Credit Suisse First Boston LLC is the dealer
                                 manager for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Exchange Agent................   Wells Fargo Bank, National Association is the
                                 exchange agent for the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

          MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND THE NEW NOTES

     The material differences between the old notes and the new notes are illustrated in the table below. The table below is qualified in its entirety by the information contained in this prospectus and the documents governing the old notes and the new notes, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the new notes, see the section of this prospectus entitled "Description of the New Notes."

                                          OLD NOTES                                  NEW NOTES
                                          ---------                                  ---------
Settlement upon            Upon conversion of the old notes, we       Upon conversion of the new notes, we
Conversion...............  will deliver shares of our common stock    will deliver, in respect of each $1,000
                           at the applicable conversion rate.         principal of new notes:
                                                                       - cash in an amount (the "principal
                                                                         return") equal to the lesser of (1)
                                                                         the principal amount of each new note
                                                                         to be converted and (2) the
                                                                         "conversion value," which is equal to
                                                                         (a) the applicable conversion rate,
                                                                         multiplied by (b) the applicable
                                                                         stock price, as defined under
                                                                         "Description of the New
                                                                         Notes -- Conversion Settlement," and
                                                                       - if the conversion value is greater
                                                                         than the principal amount of each new
                                                                         note, a number of shares of our
                                                                         common stock (the "net shares") equal
                                                                         to the sum of the daily share
                                                                         amounts, calculated as described
                                                                         under "Description of the New
                                                                         Notes -- Conversion Settlement;"
                                                                         provided that, at our option, we may
                                                                         deliver cash, or a combination of
                                                                         cash and shares of our common stock,
                                                                         equal to the value of the net shares.

Exchange in lieu of                                                   In lieu of paying such cash and shares
Conversion...............                                             of our common stock, we may direct the
                                                                      conversion agent to surrender your new
                                                                      notes tendered for conversion to a
                                                                      financial institution designated by us
                                                                      for exchange in lieu of conversion. In
                                                                      order to accept any new notes
                                                                      surrendered for conversion, the
                                                                      designated institution must agree to
                                                                      deliver, in exchange for your new notes,
                                                                      a number of shares of our common stock
                                                                      equal to the applicable conversion rate,
                                                                      plus cash for any fractional shares, or
                                                                      cash or a combination of cash and shares
                                                                      of our common stock in lieu thereof. Any
                                                                      new notes exchanged

                                          OLD NOTES                                  NEW NOTES
                                          ---------                                  ---------
                                                                      by the designated institution will
                                                                      remain outstanding.

Conversion Rights........  Unless we have previously redeemed or      The conversion conditions for the new
                           purchased the old notes, you have the      notes are the same as the old notes with
                           right, at your option, to convert your     the exception that the first two
                           old notes, in whole or in part, into       conversion conditions will be replaced
                           shares of our common stock at any time     by the following:
                           on or prior to the close of business on
                           the maturity date, subject to               - after the fiscal quarter ending
                           adjustments described in this                 September 30, 2004 and prior to March
                           prospectus, at a conversion rate of           5, 2022, in any fiscal quarter (and
                           91.2596 shares of common stock per            only during such fiscal quarter), if
                           $1,000 principal amount of old notes          the closing sale price of our common
                           (which is equivalent to a conversion          stock for at least 20 trading days in
                           price of approximately $10.958 per            the period of the 30 consecutive
                           share), under any of the following            trading days ending on the last
                           circumstances (the "conversion                trading day of the previous fiscal
                           conditions"):                                 quarter was more than 130% of the
                                                                         then current conversion price; or
                            - after the fiscal quarter ending March
                              31, 2004 and prior to March 5, 2022,     - on or after March 5, 2022, at all
                              at all times after the last trading        times on or after any date on which
                              day of any fiscal quarter in which         the closing sale price of our common
                              the closing sale price of our common       stock is more than 130% of the then
                              stock was more than 110% of the then       current conversion price of the old
                              current conversion price for at least      notes.
                              20 trading days in the period of the
                              30 consecutive trading days ending on
                              the last trading day of such fiscal
                              quarter;
                            - on or after March 5, 2022, at all
                              times on or after any date on which
                              the closing sale price of our common
                              stock is more than 110% of the then
                              current conversion price of the old
                              notes;
                            - until the close of business on the
                              business day prior to the redemption
                              date if we elect to redeem the old
                              notes;
                            - upon the occurrence of specified
                              corporate transactions or significant
                              distributions to holders of our
                              common stock, as described in this
                              prospectus; or
                            - during the five consecutive business
                              day period following any five
                              consecutive trading day period in
                              which the average

                                          OLD NOTES                                  NEW NOTES
                                          ---------                                  ---------
                              trading price for the notes for such
                              five consecutive trading day period
                              was less than 98% of the average of
                              the closing sale price of our common
                              stock during such five consecutive
                              trading day period multiplied by the
                              then current conversion rate for the
                              old notes during that period.
                           The conversion rate may be adjusted for
                           certain reasons, but will not be
                           adjusted for accrued interest. Upon
                           conversion, you will not receive any
                           payment representing accrued interest,
                           subject to certain exceptions.

Make Whole Amount and      Holders of old notes will have the right   Holders of new notes will have the right
Change in Control........  to convert notes upon the occurrence of    to convert notes upon the occurrence of
                           a change in control at the applicable      a change in control.
                           conversion rate. There is no adjustment
                           to the conversion rate upon any such       If certain transactions that constitute
                           event.                                     a change in control occur on or prior to
                                                                      March 5, 2011, under certain
                                                                      circumstances, we will increase the
                                                                      conversion rate by a number of
                                                                      additional shares for any conversion of
                                                                      new notes in connection with such
                                                                      transactions, as described under
                                                                      "Description of the New Notes -- Make
                                                                      Whole Amount and Change in Control." The
                                                                      amount of additional shares will be
                                                                      determined based on the effective date
                                                                      of the change of control transaction and
                                                                      the average of closing sale prices over
                                                                      the five day period ending on the
                                                                      trading day immediately preceding the
                                                                      effective date.

Accounting Treatment.....  If converted method, under which the       Treasury stock method, under which the
                           full number of shares underlying the old   number of shares of our common stock
                           notes will be reflected in our diluted     deemed to be outstanding for the purpose
                           earnings per share, whether or not the     of calculating diluted earnings per
                           old notes may be converted pursuant to     share will not be increased unless the
                           their terms.                               closing sale price of our common stock
                                                                      exceeds the base conversion price of the
                                                                      new notes.

Securities Act             Old notes bearing CUSIP No. 078137 AB 2    The new notes will be freely
Registration; Trading      are restricted securities under Rule 144   transferable by the holders thereof,
Market...................  of the Securities Act, and may not be      unless such holders are our affiliates.
                                                                      The new notes, however,

                                          OLD NOTES                                  NEW NOTES
                                          ---------                                  ---------
                           offered or sold in the public market       are not listed on or included in, and we
                           absent registration under the Securities   do not intend to list the notes on or
                           Act or an exemption from Securities Act    include the new notes in, any national
                           registration. There is currently an        securities exchange or automated
                           effective Registration Statement on Form   quotation system.
                           S-3 (No. 333-116130) covering the resale
                           of these notes. Old notes bearing CUSIP
                           No. 078137 AA 4 are freely transferable
                           by the holders thereof, unless such
                           holders are our affiliates. The old
                           notes are not listed on or included in
                           any national securities exchange or
                           automated quotation system.

                                 THE NEW NOTES

Securities Offered............   Up to $110,000,000 aggregate principal amount
                                 of 3 3/4% Convertible Subordinated Notes,
                                 Series B due 2024.

Maturity of New Notes.........   March 5, 2024.

Interest on New Notes.........   3 3/4% per year on the principal amount,
                                 payable semi-annually on March 5 and September
                                 5, beginning on March 5, 2005.

Conversion Rights of New
Notes.........................   Unless we have previously redeemed or purchased
                                 the new notes, you have the right, at your option, to convert your new notes, in whole or in part, at any time on or prior to the close of business on the maturity date, if any of the "conversion conditions" noted below are satisfied. For each new note of $1,000 principal amount converted, we will deliver cash and shares of our common stock, if any, to be received by tendering holders as described in "-- Settlement Upon Conversion" below.

                                 - after the fiscal quarter ending September 30,
                                   2004 and prior to March 5, 2022, in any
                                   fiscal quarter (and only during such fiscal quarter), if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter was more than 130% of the then current conversion price;

                                 - on or after March 5, 2022, at all times on or
                                   after any date on which the closing sale price of our common stock is more than 130% of the then current conversion price of the new notes;

                                 - until the close of business on the business
                                   day prior to the redemption date if we elect to redeem the new notes;

                                 - upon the occurrence of specified corporate
                                   transactions or significant distributions to holders of our common stock, as described in this prospectus; or

                                 - during the five consecutive business day
                                   period following any five consecutive trading day period in which the average trading price for the new notes for such five consecutive trading day period was less than 98% of the average of the closing sale price of our common stock during such five consecutive trading day period multiplied by the then current conversion rate for the new notes during that period, as described in more detail under "Description of the New
                                   Notes -- Conversion Upon Satisfaction of
                                   Trading Price Condition."

                                   The conversion rate may be adjusted for
                                   certain reasons, but will not be adjusted for accrued interest. Upon conversion, you will not receive any payment representing accrued interest, subject to certain exceptions. See "Description of the New Notes -- Conversion Settlement."

Settlement upon Conversion....   Upon conversion of the new notes, we will
                                 deliver, in respect of each $1,000 principal of new notes:

                                 - cash in an amount (the "principal return")
                                   equal to the lesser of (1) the principal amount of each new note to be converted and

                                   (2) the "conversion value," which is equal to
                                   (a) the applicable conversion rate,
                                   multiplied by (b) the applicable stock price, as defined under "Description of the New Notes -- Conversion Settlement," and

                                 - if the conversion value is greater than the
                                   principal amount of each new note, a number of shares of our common stock (the "net shares") equal to the sum of the daily share amounts, calculated as described under "Description of the New Notes -- Conversion Settlement;" provided that, at our option, we may deliver cash, or a combination of cash and shares of our common stock, equal to the value of the net shares.

Exchange in Lieu of
Conversion....................   In lieu of paying cash and, if applicable,
                                 shares of our common stock as described above under "-- Settlement upon Conversion," we may direct the conversion agent to surrender your new notes tendered for conversion to a financial institution designated by us for exchange in lieu of conversion. In order to accept any new notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your new notes, a number of shares of our common stock equal to the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof. Any new notes exchanged by the designated institution will remain outstanding.

Sinking Fund for New Notes....   None.

Provisional Redemption of New
Notes by Bell Microproducts...   We may redeem all or a portion of the new notes
                                 for cash at any time on or after March 5, 2009 and before March 5, 2011, at a redemption price of 100% of the principal amount of new notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the mailing date of the corresponding redemption notice. See "Description of the New
                                 Notes -- Provisional Redemption."

Optional Redemption of New
Notes by Bell Microproducts...   We may not redeem the new notes prior to March
                                 5, 2011, except as provided under "Description of the New Notes -- Provisional Redemption." We may redeem all or a portion of the new notes for cash at any time on or after March 5, 2011 upon at least 20 days' but not more than 60 days' notice by mail to holders of new notes at a redemption price equal to 100% of the principal amount of the new notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See
                                 "Description of the New Notes -- Optional
                                 Redemption."

Purchase of New Notes at
Option of Holders.............   You may require us to purchase for cash all or
                                 a portion of your new notes on March 5, 2011, March 5, 2014 or March 5, 2019 at a purchase price equal to 100% of the principal amount of the new notes being purchased, plus accrued and unpaid interest to, but excluding, the purchase date. See "Description of the New Notes -- Purchase at Option of
                                 Holders."

Change in Control.............   Upon a change in control, you may require us to
                                 purchase for cash all or a portion of your new notes at a purchase price equal to 100% of the principal amount of the new notes being purchased, plus accrued and unpaid interest, if any, on such new notes to, but excluding, the purchase date. See "Description of the New
                                 Notes -- Purchase at Option of Holders Upon a
                                 Change in Control."

Make Whole Amount and Change
in Control....................   If certain transactions that constitute a
                                 change in control occur on or prior to March 5, 2011, under certain circumstances, we will increase the conversion rate by a number of additional shares for any conversion of new notes in connection with such transactions, as described under "Description of the New
                                 Notes -- Make Whole Amount and Change in
                                 Control."


                                 The amount of additional shares will be
                                 determined based on the effective date of the change of control transaction and average of closing sale prices over the five day period ending on the trading day immediately preceding the effective date. A description of how the additional shares will be determined and a table showing the additional shares that would apply at various stock prices and effective dates based on assumed interest and conversion rates are set forth under "Description of the New Notes -- Make Whole Amount and Change in Control." No additional shares will be added to the conversion rate if the stock price is less than $8.00 per share or if the stock price exceeds $50.00 per share, subject to adjustment.


Ranking.......................   The new notes are our unsecured subordinated
                                 obligations and rank junior in right of payment to all of our existing and future senior indebtedness (which includes all of our existing and any future indebtedness, unless by the terms of the instrument creating or evidencing any such future indebtedness, such future indebtedness is expressly designated equal or junior in right of payment to the new notes). The new notes are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

                                 As of September 30, 2004, we had $62.16 million of senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding inter-company liabilities) outstanding.

DTC Eligibility...............   The new notes are issued in fully registered
                                 book-entry form and are represented by one or more permanent global notes without coupons.
                                 The global notes are deposited with the trustee as a custodian for DTC and are registered in the name of Cede & Co., DTC's nominee.
                                 Beneficial interests in global notes are shown on, and transfers thereof are effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described in this prospectus. See

                                 "Description of the New Notes -- Global Notes; Book-Entry; Form."

Trading.......................   The new notes are not listed on or included in,
                                 and we do not intend to list the notes on or include the new notes in, any national securities exchange or automated quotation system. Our common stock is traded on the Nasdaq National Market under the symbol "BELM."

Risk Factors..................   The securities offered under this prospectus
                                 involve a high degree of risk. See "Risk
                                 Factors" and other information in this
                                 prospectus for a discussion of factors you should consider carefully before deciding to exchange your old notes.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before exchanging old notes for new notes. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors set forth below.

                         RISKS RELATED TO THE NEW NOTES

THERE IS NO PUBLIC MARKET FOR THE NEW NOTES.

     Prior to the exchange offer, there has been no trading market for the new notes. We do not intend to list the new notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the new notes will develop or that the holders will be able to sell their new notes. The liquidity of any trading market for the new notes will depend in part on the level of participation of the holders of old notes in the exchange offer. The greater the participation in the exchange offer, the greater the potential liquidity of any trading market for the new notes and the lesser the liquidity of any trading market for the old notes not tendered in the exchange offer. As a result, a market for the new notes may not develop and, if one does develop, it may not be maintained. Moreover, even if the holders are able to sell their new notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the new notes will depend on many factors including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Additionally, it is possible that the market for the new notes will be subject to disruptions which may have a negative effect on the holders of the new notes, regardless of our prospects or financial performance. If an active market for the new notes fails to develop or be sustained, the trading price and liquidity of the new notes could be materially adversely affected.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW.

     There is the possibility that we may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due.

     Our substantial leverage could have significant negative consequences, including:

     - increasing our vulnerability to general adverse economic and industry conditions;

     - increasing our exposure to fluctuating interest rates;

     - restricting our credit with our manufacturers which would limit our ability to purchase inventory;

     - limiting our ability to obtain additional financing;

     - requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

     - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

     - placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

     We are not restricted under the indenture governing the new notes from incurring additional debt in the future. We may also incur additional debt under our revolving lines of credit. If new debt is added to our current levels, our leverage and our debt service obligations would increase and the related risks described above could intensify.

THE NEW NOTES ARE SUBORDINATED, AND HOLDERS OF SENIOR INDEBTEDNESS WILL BE PAID BEFORE HOLDERS OF THE NEW NOTES ARE PAID.

     The new notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In addition, we may incur new indebtedness, which may be senior to the indebtedness represented by the new notes. We are not prohibited from incurring debt, including indebtedness secured by our assets, under the indenture. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the new notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the new notes only after all of our secured indebtedness and other senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding new notes. As of September 30, 2004, we had approximately $62.16 million of senior indebtedness outstanding. See "Description of the New
Notes -- Subordination of New Notes."

OUR INDEBTEDNESS IS STRUCTURALLY SUBORDINATED TO THE LIABILITY OF OUR SUBSIDIARIES.

     We operate a substantial part of our business through our subsidiaries. Our cash flow and ability to service our indebtedness, including the new notes, will depend, in part, upon the cash flow of our subsidiaries and payments of funds by those subsidiaries to us in the form of repayment of loans, dividends or otherwise. These subsidiaries are separate and distinct legal entities with no legal obligation to pay any amounts due on the new notes or to make funds available therefore. In addition, our subsidiaries may become parties to financing arrangements that contain limitations on the ability of our subsidiaries to pay dividends or to make loans or advances to us or otherwise make cash flow available to us. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the new notes could be adversely affected. As of September 30, 2004, our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding intercompany liabilities) outstanding.

WE MAY NOT HAVE THE ABILITY TO PURCHASE THE NEW NOTES.

     You may require us to purchase your new notes on March 5, 2011, March 5, 2014 or March 5, 2019 and upon the occurrence of specific change in control events. In addition, upon conversion of any new notes, we will be required to pay, in cash, the principal return. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the purchase price or principal return for all new notes tendered by the holders. The terms of our existing indebtedness restrict our ability to use existing lines of credit or incur additional indebtedness to pay the purchase price or principal return for new notes tendered by the holders and our future credit agreements may further restrict our ability to make such payments. The terms of our senior credit facility allow us to use that facility or borrow up to an additional $100 million in debt financing to pay the purchase price or principal return in respect of new notes tendered by the holders but only if after such payments $30 million is available under our senior credit facility and an aggregate of $40 million is available under our senior credit facility and our European subsidiary's senior credit facility. Further, we may not be able to obtain additional financing on terms satisfactory to us or in a timely manner. If we are unable to purchase the new notes or pay the principal return, an event of default would occur under the indenture governing the new notes. The occurrence of an event of default under the indenture governing the new notes could lead to the acceleration of all amounts outstanding on the new notes, and may also trigger cross-default provisions, resulting in the acceleration of our other indebtedness. These events in turn could materially and adversely affect our share price as well as our ability to continue our operations. For more information, see "Description of the New Notes -- Purchase at Option of Holders" and "Description of the New Notes -- Purchase at Option of Holders Upon a Change in Control."

     In addition to our obligations under the indenture governing the new note, a breach under our senior credit facility would result in a default unless we were able to obtain waivers or consents in respect of any breach. We cannot assure you that such waivers or consents will be granted. If an event of default were to occur under our senior credit facility, the lenders under that facility would not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due under the credit agreement to be immediately due and payable. In such an event, the lenders under the credit agreement could also require us to apply all available cash to repay the borrowing under the credit agreement or prevent us from making payments on the new notes, either of which would be an event of default under the new notes. As with the indenture governing the new notes, a default under our senior credit facility would also potentially trigger cross-default provisions and the acceleration of our other indebtedness.

THE NEW NOTES ARE NOT PROTECTED BY RESTRICTIVE COVENANTS.

     The indenture governing the new notes does not contain any financial or operating controls or restrictions on the payment of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. For example, the indenture does not restrict our ability in the future to enter into additional credit facilities that may be secured and accordingly effectively senior to the new notes. The indenture contains no covenants or other provisions to afford protection to holders of the new notes in the event of a change in control involving us, except to the extent described under "Description of the New Notes."

THE CONDITIONAL CONVERSION FEATURE OF THE NEW NOTES COULD RESULT IN YOU RECEIVING LESS THAN THE VALUE OF THE SHARES INTO WHICH THE NEW NOTES ARE CONVERTIBLE.

     The new notes are convertible into shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares into which the new notes would otherwise be convertible.

THE NEW NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

     We believe it is unlikely that the new notes will be rated. However, if one or more rating agencies rates the new notes and assigns the new notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the new notes and our common stock would be harmed.

THE MAKE-WHOLE AMOUNT PAYABLE UPON THE OCCURRENCE OF A CHANGE IN CONTROL MAY NOT ADEQUATELY COMPENSATE YOU FOR THE LOST OPTION TIME VALUE OF YOUR NEW NOTES AS A RESULT OF SUCH CHANGE IN CONTROL AND MAY NOT BE ENFORCEABLE.


     If a change in control occurs on or prior to March 5, 2011, we may increase the conversion rate for new notes converted in connection with the change in control. The amount of such increase to the conversion rate, if any, will be based on the effective date of the change of control transaction and average of closing sale prices over the five day period ending on the trading day immediately preceding the effective date. A description of how the make-whole amount will be determined is described under "Description of the New
Notes -- Make Whole Amount and Change in Control." While the make-whole amount is designed to compensate you for the lost option time value of your new notes as a result of a change in control, the make-whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the change in control occurs after March 5, 2011 or if the last sale price of our common stock on the effective date is less than $8.00 or more than $50.00 (subject to adjustment), there will be no such make-whole amount. Furthermore, our obligation to pay the make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

THE CHANGE IN CONTROL PURCHASE FEATURE MAY DELAY OR PREVENT AN OTHERWISE BENEFICIAL TAKEOVER ATTEMPT OF OUR COMPANY.

     The terms of the new notes require us to purchase the new notes for cash in the event of specific kinds of change in control events. A takeover of our company would trigger the requirement that we purchase the new notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

THE PRICE OF OUR COMMON STOCK, AND CONSEQUENTLY THE TRADING PRICE OF THE NEW NOTES, MAY FLUCTUATE SIGNIFICANTLY.

     The trading price of our common stock has been and may continue to be subject to large fluctuations and, therefore, the trading price of the new notes may fluctuate significantly, which may result in losses to investors. Our stock price may increase or decrease in response to a number of events and factors, including:

     - our perceived prospects;

     - variations in our operating results and whether we have achieved our key business targets;

     - changes in, or our failure to meet, earnings estimates;

     - changes in securities analysts' buy/sell recommendations;

     - differences between our reported results and those expected by investors and securities analysts;

     - announcements of new contracts by us or our competitors;

     - market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

     - general economic, political or stock market conditions.

     In addition, the stock markets in general, including the Nasdaq National Market, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performances. These broad market fluctuations may adversely affect the market prices of the new notes and our common stock. In addition, the existence of the new notes may encourage short selling in our common stock by market participants because the conversion of the new notes could depress the price of our common stock.

                      RISKS RELATED TO THE EXCHANGE OFFER

IF YOU DO NOT EXCHANGE YOUR OLD NOTES, THE OLD NOTES YOU RETAIN MAY BECOME LESS LIQUID AS A RESULT OF THE EXCHANGE OFFER.

     If a significant number of old notes are exchanged in the exchange offer, the liquidity of the trading market for the old notes, if any, after the completion of the exchange offer may be substantially reduced. Any old notes exchanged will reduce the aggregate number of old notes outstanding. As a result, the old notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the old notes will exist or be maintained and we cannot assure you as to the prices at which the old notes may be traded.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER ARE UNCLEAR.

     We intend to take the position that the exchange of old notes for new notes does not constitute a significant modification of the old notes for U.S. federal income tax purposes, and that the new notes will be treated as a continuation of the old notes. If our position is respected there would be no U.S. federal income tax consequences to a Holder who exchanges old notes for new notes pursuant to the exchange offer. That position, however, is uncertain and could be challenged by the IRS. If, contrary to our position, the exchange of old notes for the new notes constitutes a significant modification of the old notes, the exchange of an old note for a new note would be treated as an exchange for U.S. federal income tax purposes and, only if the exchange were not treated as a tax-free recapitalization, would result in the recognition of gain or loss. In addition, in this case, the new notes would be treated as newly issued securities and the tax rules applicable to the new notes may materially differ from the tax rules applicable to the old notes.

                         RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

     Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our stock will likely decline. Factors that may cause our revenues, gross margins and operating results to fluctuate include:

     - the loss of key manufacturers or customers;

     - heightened price competition;

     - problems incurred in managing inventories;

     - a change in the product mix sold by us;

     - customer demand (including the timing of purchases from significant customers);

     - changing global economic conditions;

     - our ability to manage credit risk and collect accounts receivable;

     - our ability to manage foreign currency exposure;

     - availability of product and adequate credit lines from manufacturers; and

     - the timing of expenditures in anticipation of increased sales.

     Due primarily to manufacturer rebate programs and increased sales volumes near the end of each quarter, a larger portion of our gross profit has historically been reflected in the third month of each quarter than in each of the first two months of such quarter. If we do not receive products from manufacturers or complete sales in a timely manner at the end of a quarter, or if rebate programs and marketing development funds are changed or discontinued, our operating results in a particular quarter could suffer.

     As a result of intense price competition, we have narrow gross profit margins. These narrow margins magnify the impact of variations in sales and operating costs on our operating results. Because our sales in any given quarter depend substantially on sales booked in the third month of the quarter, a decrease in such sales is likely to adversely and disproportionately affect our quarterly operating results. This is because our expense levels are partially based on our expectations of future sales, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Due to our narrow margins and our limited ability to quickly adjust costs, any shortfall in sales in relation to our quarterly expectations will likely have an adverse impact on our quarterly operating results.

WE RELY ON A RELATIVELY SMALL NUMBER OF KEY MANUFACTURERS FOR PRODUCTS THAT MAKE UP A SIGNIFICANT PORTION OF OUR NET SALES AND THE LOSS OF A RELATIONSHIP WITH A KEY MANUFACTURER COULD HAVE AN ADVERSE EFFECT ON OUR NET SALES.

     We receive a significant portion of our net sales from products we purchase from a relatively small number of key manufacturers. In each of 2002 and 2003, five key manufacturers provided products that represented 49% and 53%, respectively, of our net sales. We believe that products from a relatively small number of manufacturers will continue to account for a significant portion of our net sales for the foreseeable future, and the portion of our net sales from products purchased from such manufacturers could continue to increase in the future. These key manufacturers have a variety of distributors to choose from and therefore can make substantial demands on us. In addition, our standard distribution agreement allows the manufacturer to terminate its relationship with us on short notice. Our ability to maintain strong relationships with our key manufacturers, both domestically and internationally, is essential to our future performance. The loss of a relationship with a key manufacturer could have an adverse effect on our net sales.

     In addition, the downturn in the economy in general, and in the technology sector of the economy in particular, has led to increased consolidation among our manufacturers and may result in some manufacturers exiting the industry. Further, manufacturers have been consolidating the number of distributors they use. These events could negatively impact our relationships with our key manufacturers and may have an adverse effect on our net sales.

WE OPERATE IN AN INDUSTRY WITH CONTINUAL PRICING AND MARGIN PRESSURE.

     The nature of our industry and our business is highly price-competitive. There are several distributors of products similar to ours in each of the markets in which we operate. As a result, we face pricing and margin pressure on a continual basis. Additionally, the mix of products we sell also affects overall margins. If we increase revenue from products that are more widely distributed, these products may carry lower gross margins that can reduce our overall gross profit percentage. There can also be a negative impact on gross margins from factors such as freight costs and foreign exchange exposure. These factors, alone or in combination, can have a negative impact on our gross profit percentage.

THE FAILURE OF OUR KEY SUPPLIERS TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND TO SUCCESSFULLY DEVELOP NEW PRODUCTS COULD CAUSE OUR SALES TO DECLINE AND OUR REVENUES TO DECREASE.

     Our ability to generate increased revenues depends significantly upon the ability and willingness of our suppliers to develop new products on a timely basis in response to rapid technological changes in our industry. Our suppliers must commit significant resources each time they develop a product. If they do not invest in the development of new products, then sales of our products to our customers may decline and our revenues may decrease. The ability and willingness of our suppliers to develop new products is based upon a number of factors beyond our control.

THE DOWNTURN IN INFORMATION TECHNOLOGY SPENDING MAY CAUSE REDUCED DEMAND FOR OUR PRODUCTS AND A DECLINE IN OUR NET SALES AND GROSS MARGINS DUE TO PRICE COMPETITION AND DECREASED SALES VOLUMES.

     Since late 2000, large enterprises throughout the global economy have significantly reduced their spending on information technology products, which has had a continuing negative effect on the demand for our products. We cannot predict the depth or duration of this downturn in spending, and if it grows more severe or continues for a long period of time, our ability to increase or maintain our operating results may be impaired. This downturn in spending may result in a decline in our net sales and gross margins due to decreased sales volumes and price competition.

OUR INVENTORY MAY DECLINE IN VALUE DUE TO INVENTORY SURPLUS, PRICE REDUCTIONS OR TECHNICAL OBSOLESCENCE THAT COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     The value of our inventory may decline as a result of surplus inventory, price reductions or technological obsolescence. Our distribution agreements typically provide us with only limited price protection and inventory return rights. In addition, we purchase significant amounts of inventory under contracts that do not provide any inventory return rights or price protection. Without price protection or inventory return rights for our inventory purchases, we bear the sole risk of obsolescence and price reductions. Even when we have price protection and inventory return rights, there can be no guarantee we will be able to return the products to the manufacturer or to collect refunds for those products in a timely manner, if at all.

SUPPLY SHORTAGES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We are dependent on the supply of products from our vendors. Our industry is characterized by periods of product shortages due to vendors' difficulty in projecting demand. When such shortages occur, we typically receive an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of our customers' orders on a timely basis. If we are unable to enter into and maintain satisfactory distribution arrangements with leading vendors and an adequate supply of products, we may be late in shipping products, causing our customers to purchase products from our competitors which could adversely affect our net sales, operating results and customer relationships.

THE AGREEMENTS GOVERNING OUR EXISTING DEBT CONTAIN VARIOUS COVENANTS THAT LIMIT OUR ABILITY TO OPERATE OUR BUSINESS.

     The agreements governing our revolving lines of credit and our 9% senior subordinated notes contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and limit our ability to operate our business. If we do not comply with the covenants contained in the agreements governing our revolving lines of credit and our 9% senior subordinated notes, our lenders may demand immediate repayment of amounts outstanding. Our ability to comply with our debt obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors described in our filings with the SEC, many of which factors are beyond our control. If we are unable to meet our debt obligations we may be forced to adopt one or more strategies such as reducing or delaying capital expenditures or otherwise slowing our growth strategies, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We do not know whether any of these actions could be effected on satisfactory terms, if at all.

IF WE DO NOT REDUCE AND CONTROL OUR OPERATING EXPENSES, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN OUR INDUSTRY.

     Our strategy involves, to a substantial degree, increasing revenues while at the same time reducing and controlling operating expenses. In furtherance of this strategy, we have engaged in ongoing, company-wide efficiency activities intended to increase productivity and reduce costs. These activities have included significant personnel reductions, reduction or elimination of non-personnel expenses, realigning and streamlining operations and consolidating business lines. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, our cost reduction efforts may adversely affect the effectiveness of our financial and operational controls, our ability to distribute our products in required volumes to meet customer demand and may result in disruptions that affect our products and customer service.

OUR ABILITY TO OPERATE EFFECTIVELY COULD BE IMPAIRED IF WE WERE TO LOSE THE SERVICES OF KEY PERSONNEL, OR IF WE ARE UNABLE TO RECRUIT QUALIFIED MANAGERS AND KEY PERSONNEL IN THE FUTURE.

     Our success largely depends on the continued service of our management team and key personnel. If one or more of these individuals, particularly W. Donald Bell, our Chairman, Chief Executive Officer and President, were to resign or otherwise terminate their employment with us, we could experience a loss of sales and vendor relationships and diversion of management resources.

     Competition for skilled employees is intense and there can be no assurance that we will be able to recruit and retain such personnel. If we are unable to retain our existing managers and employees or hire and integrate new management and employees, we could suffer material adverse effects on our business, operating results and financial condition.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS WHICH MAY HURT OUR
PROFITABILITY.

     Our international revenues represented 59% of our revenues in 2003, and 56% of our revenues in 2002. We believe that international sales will represent a substantial and increasing portion of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

     - fluctuations in currency exchange rates;

     - political and economic instability;

     - longer payment cycles and unpredictable sales cycles;

     - difficulty in staffing and managing foreign operations;

     - import and export license requirements, tariffs, taxes and other trade barriers; and

     - the burden of complying with a wide variety of foreign laws, treaties and technical standards and changes in those regulations.

     The majority of our revenues and expenditures in our foreign subsidiaries are transacted in the local currency of the country where the subsidiary operates. For each of our foreign subsidiaries, the local currency is also the functional currency. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent our revenues and expenses are denominated in currencies other than U.S. dollars, gains and losses on the conversion to U.S. dollars may contribute to fluctuations in our operating results. In addition, we have experienced foreign currency remeasurement gains and losses because a significant amount of our foreign subsidiaries' remeasurable net assets and liabilities are denominated in U.S. dollars rather than the subsidiaries' functional currency. As we continue to expand globally and the amount of our foreign subsidiaries' U.S. dollar or non-functional currency denominated remeasurable net asset or liability position increases, our potential for fluctuations in foreign currency remeasurement gains and losses will increase. We have in the past, and expect in the future, to enter into hedging arrangements and enter into local currency borrowing facilities to reduce this exposure, but these arrangements may not be adequate.

OUR INABILITY TO EFFECTIVELY MANAGE OUR ACCOUNTS RECEIVABLE COULD HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND LIQUIDITY.

     A significant portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant percentage of our accounts receivable were to become insolvent or otherwise unable to pay for products and services, or were to become unwilling or unable to make payments in a timely manner, our operating results and financial condition could be adversely affected. If the current economic downturn becomes more pronounced or lasts longer than currently expected, it could have an adverse effect on the servicing of these accounts receivable, which could result in longer payment cycles, increased collection costs and defaults in excess of management's expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing. Further, our revolving lines of credit enable us to borrow funds for operations based on our levels of accounts receivable and inventory and the agreement governing our 9% senior subordinated notes restricts the amount of additional debt we can incur based on our levels of accounts receivable and inventory. If our accounts receivable and inventories are not at adequate levels, we may face liquidity problems in operating our business.

IF WE ARE UNABLE TO EFFECTIVELY COMPETE IN OUR INDUSTRY, OUR OPERATING RESULTS MAY SUFFER.

     The markets in which we compete are intensely competitive. As a result, we will face a variety of significant challenges, including rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Our competitors continue to offer products with improved price and performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business. We cannot be certain that we will be able to compete successfully in the future.

     We compete for customer relationships with numerous local, regional, national and international distributors. We also compete for customer relationships with manufacturers, including some of our manufacturers and customers. We believe our most significant competition for customers seeking both products and services arises from Arrow Electronics, Avnet and European value-added distributors including IN Technology, Magirus and ECT Best'Ware. We believe our most significant competition for customers seeking only products arises from Ingram Micro, Tech Data and Synnex. We also compete with regionalized distributors in North America, Europe and Latin America who use their localized knowledge and expertise as a competitive advantage. Competition for customers is based on product line breadth, depth and availability, competitive pricing, customer service, technical expertise, value-added services and e-commerce capabilities. While we believe we compete favorably with respect to these factors, some of our competitors have superior brand recognition and greater financial resources than we do. If we are unable to successfully compete, our operating results may suffer.

     We also compete with other distributors for relationships with manufacturers. In recent years, a growing number of manufacturers have begun consolidating the number of distributors they use. This consolidation will likely result in fewer manufacturers in our industry. As a result of this consolidation we may lose existing relationships with manufacturers. In addition, manufacturers have established and may continue to establish cooperative relationships with other manufacturers and data storage solution providers. These cooperative relationships may enable manufacturers to offer comprehensive solutions that compete with those we offer and the manufacturers may have greater resources to devote to internal sales and marketing efforts. If we are unable to maintain our existing relationships with manufacturers and establish new relationships, it could harm our competitive position and adversely affect our operating results.

IF WE ARE UNABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY SUFFER.

     Many of the products we sell are used in the manufacture or configuration of a wide variety of electronic products. These products are characterized by rapid technological change, short product life cycles and intense competition and pricing pressures. Our continued success depends upon our ability to continue to identify new vendors and product lines that achieve market acceptance, identify emerging technologies, develop technological expertise in these technologies and continually develop and maintain relationships with industry leaders. If we are unsuccessful in our efforts, our results of operations and financial condition may suffer.

FAILURE TO IDENTIFY ACQUISITION OPPORTUNITIES AND INTEGRATE ACQUIRED BUSINESSES INTO OUR OPERATIONS SUCCESSFULLY COULD REDUCE OUR REVENUES AND PROFITS AND MAY LIMIT OUR GROWTH.

     An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Our identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. We may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize our growth objectives.

     The process of integrating new businesses into our operations, including our recently completed acquisitions, poses numerous risks, including:

     - an inability to assimilate acquired operations, information systems, and internal control systems and products;

     - diversion of management's attention;

     - difficulties and uncertainties in transitioning the business relationships from the acquired entity to us; and

     - the loss of key employees of acquired companies.

     In addition, future acquisitions by us may be dilutive to our shareholders, cause us to incur additional indebtedness and large one-time expenses or create goodwill or other intangible assets that could result in significant amortization expense. If we spend significant funds or incur additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to successfully complete any acquisitions, that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete.

IF WE CANNOT EFFECTIVELY MANAGE OUR GROWTH, OUR BUSINESS MAY SUFFER.

     Our growth since our initial public offering in 1993 has placed, and continues to place, a significant strain on our management, financial, operational, technical, sales and administrative resources. We intend to continue to grow by increasing our sales efforts and completing strategic acquisitions. To effectively manage our growth, we must, among other things:

     - engage, train and manage a larger sales force and additional service personnel;

     - expand the geographic coverage of our sales force;

     - expand our information systems;

     - identify and successfully integrate acquired businesses into our operations; and

     - enforce appropriate financial and administrative control procedures.

Any failure to effectively manage our growth may cause our business to suffer and our stock price to decline.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Throughout this prospectus and the information incorporated herein by reference, we state our views about our future performance. These statements include the words "may," "will," "estimate," "intend," "continue," "plan," "pro forma," "expect" or "anticipate" or other similar words. These statements generally relate to our plans and objectives for future operations and are based on management's reasonable estimates of future results or trends. Although we believe that our plans and objectives reflected in, or suggested by, such statements are reasonable, we may not achieve such plans or objectives and cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from projected results due to risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section beginning on page 13 of this prospectus and those detailed from time to time in the documents we file with the SEC.

     You should read this prospectus and the documents incorporated herein by reference completely and with the understanding that actual results may be materially different from what we expect. Except as provided by law, we undertake no obligation after the date of this prospectus to update any forward-looking statements even though our situation may change in the future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2004:

     - on an actual basis;

     - on an adjusted basis assuming all of the old notes are exchanged for new notes pursuant to the exchange offer.

     You should read this table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the nine-month period ended September 30, 2004. See the section of the prospectus entitled, "Where You Can Find More Information."

                                                              AS OF SEPTEMBER 30, 2004
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                              (IN THOUSANDS EXCEPT FOR
                                                                    SHARE DATA)
                                                                    (UNAUDITED)
Cash and cash equivalents...................................  $  8,247      $  8,247
                                                              ========      ========
Debt and capital lease obligations:
  3 3/4% Convertible Subordinated Notes due 2024............  $110,000      $     --
  3 3/4% Convertible Subordinated Notes, Series B due
     2024...................................................        --      $110,000
  Other debt and capital lease obligations(1)...............  $183,054      $183,054
Shareholders' equity:
     Common stock, $0.01 par value, 80,000,000 shares
       authorized; 28,210,000 shares outstanding(2).........  $162,627      $162,627
Retained earnings...........................................  $ 26,374      $ 26,374
Accumulated other comprehensive income......................  $ 15,657      $ 15,657
                                                              --------      --------
  Total shareholder's equity................................  $204,658      $204,658
                                                              --------      --------
     Total capitalization...................................  $204,658      $204,658
                                                              ========      ========

---------------

(1) Other debt and capital lease obligations includes $55,000,000 under our Wachovia facility, $55,802,000 under our Bank of America facility, $52,000,000 under our 9% senior subordinated notes and $20,252,000 under other debt and capital lease obligations. See "Description of Material Indebtedness."

(2) The total number of shares of common stock outstanding after this offering is based on 28,210,132 shares outstanding as of September 30, 2004, and excludes:

     - 4,850,084 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2004, at a weighted average exercise price of $5.86 per share, under our stock option plans;

     - 355,551 additional shares of common stock reserved for future issuance under our 1998 Stock Plan; and

     - 833,324 shares of restricted stock subject to vesting provisions.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes, incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Reports on Form 10-Q for the nine month periods ended September 30, 2004 and 2003 which include unaudited financial statements that, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Selected consolidated statements of operations data for the years ended December 31, 2002, 2001, 2000 and 1999 include the results of operations and are derived from audited financial statements as included in our Annual Reports on Form 10-K for those years.

                                                                                                           NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                               SEPTEMBER 30,
                                  ------------------------------------------------------------------    ------------------------
                                     2003          2002          2001          2000          1999          2004          2003
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                  (IN THOUSANDS, EXCEPT SHARE DATA)                           (UNAUDITED)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net sales.....................    $2,230,287    $2,104,922    $2,007,102    $1,804,102    $1,058,275    $2,019,350    $1,590,767
Gross profit..................       168,093       178,556       152,808       165,300        90,784       157,063       119,919
Selling, general and
  administrative expenses.....       155,710       165,624       157,910       121,088        69,507       135,188       115,232
Restructuring and special
  charges.....................         1,383         5,688         8,894            --            --            --         1,383
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Operating income (loss) from
  continuing operations.......        11,000         7,244       (13,996)       44,212        21,277        21,875         3,304
      Total other income
        (expense).............        16,143       (16,910)      (20,362)      (14,495)       (5,766)      (12,161)      (12,412)
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) before taxes....        (5,143)       (9,666)      (34,358)       29,717        15,511         9,714        (9,108)
Provision for (benefit from)
  income taxes................          (669)       (2,612)      (12,251)       12,480         6,581         4,177        (2,186)
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income (loss) from continuing
  operations, net of income
  taxes.......................    $   (4,474)   $   (7,054)   $  (22,107)   $  (17,237)   $    8,930    $    5,537    $   (6,922)
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========
Net income (loss).............    $   (4,474)   $   (7,054)   $  (22,107)   $  (17,237)   $    7,038    $    5,537    $   (6,922)
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========
Net income (loss) per share
    Basic.....................    $     0.20    $    (0.37)   $    (1.34)   $     1.17    $     0.52    $     0.20    $    (0.33)
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========
    Diluted...................    $     0.20    $    (0.37)   $    (1.34)   $     1.05    $     0.51    $     0.20    $    (0.33)
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========
Shares used in per share
  calculations:
    Basic.....................        22,324        19,201        16,495        14,673        13,563        27,418        20,913
    Diluted...................        22,324        19,201        16,495        16,415        13,685        28,097        20,913

                                                                AS OF DECEMBER 31,                       AS OF SEPTEMBER 30,
                                             --------------------------------------------------------    --------------------
                                               2003        2002        2001        2000        1999        2004        2003
                                             --------    --------    --------    --------    --------    --------    --------
                                                            (IN THOUSANDS)                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Current assets...........................    $595,396    $495,891    $525,441    $561,614    $336,066    $657,094    $540,992
Current liabilities......................     311,762     289,105     341,477     424,804     153,440     315,921     287,187
Working Capital..........................     283,634     206,786     183,964     136,810     186,626     341,173     253,805
Non-current assets.......................     117,603     118,300     118,246      99,593      24,285     151,482     110,085
Non-current liabilities..................     207,827     179,237     176,441     106,871     110,638     287,997     183,892
Total stockholders' equity...............     193,410     145,849     125,769     129,532      96,273     204,658     179,998

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                      NINE MONTHS
                                                                                         ENDED
                                                      YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                  --------------------------------   --------------
                                                  1999   2000   2001   2002   2003   2004(1)   2004
                                                  ----   ----   ----   ----   ----   -------   ----
Ratio of earnings to fixed charges(2)...........  3.32   2.85     --     --     --    1.74     1.70

---------------

(1) The information presented in this column is pro forma information, which assumes the issuance of $110,000,000 of our 3 3/4% Convertible Subordinated Notes, Series B due 2024, occurred effective January 1, 2004.

(2) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we estimate to be representative of interest. On an actual basis for the fiscal years ended December 31, 2001, 2002 and 2003, earnings, as defined, were not sufficient to cover fixed charges by $34,358,000, $9,666,000 and $5,143,000, respectively. On a pro forma basis for the year ended December 31, 2003, earnings were not sufficient to cover fixed charges by $3,111,000.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock is traded on The Nasdaq National Market under the symbol "BELM." Set forth below are the high and low sales prices for our common stock, as reported on The Nasdaq National Market, for the quarterly periods listed below.


                                                               HIGH     LOW
                                                              ------   -----
YEAR ENDING ON DECEMBER 31, 2004
4th Quarter (through December 8, 2004)......................  $ 9.46   $7.67
3rd Quarter.................................................    8.40    6.02
2nd Quarter.................................................    8.32    5.31
1st Quarter.................................................   10.50    6.45
YEAR ENDING ON DECEMBER 31, 2003
4th Quarter.................................................  $ 9.88   $6.70
3rd Quarter.................................................    7.85    4.16
2nd Quarter.................................................    5.75    3.56
1st Quarter.................................................    7.64    5.03
YEAR ENDING ON DECEMBER 31, 2002
4th Quarter.................................................  $ 8.70   $3.61
3rd Quarter.................................................    8.00    3.25
2nd Quarter.................................................   12.90    6.70
1st Quarter.................................................   15.79    9.79


                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. In addition, our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

                               THE EXCHANGE OFFER

SECURITIES SUBJECT TO THE EXCHANGE OFFER

     We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of new notes for each $1,000 principal amount of validly tendered and accepted old notes. We are offering to exchange all of the old notes. However, the exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal. The old notes were issued on March 5, 2004 and mature on March 5, 2024.

DECIDING WHETHER TO PARTICIPATE IN THE EXCHANGE OFFER

     Neither our directors and officers nor the dealer manager make any recommendation to the holders of old notes as to whether or not to tender all or any portion of your old notes. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your old notes and, if so, the amount of old notes to tender.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange any old notes tendered, and we may terminate or amend this offer if any of the following conditions to the exchange offer is not satisfied, or is reasonably determined by us not to be satisfied, and, in our reasonable judgment and regardless of the circumstances giving rise to the failure of the condition, the failure of the condition makes it inadvisable to proceed with the offer or with the acceptance for exchange or exchange and issuance of the new notes:

          (i) No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either:

     - challenges the making of the exchange offer or the exchange of old notes under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of old notes under the exchange offer, or

     - in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of old notes in deciding whether to accept the exchange offer. Such actions or events may include, but are not limited to, unfavorable market conditions, changing global economic conditions, changes in our credit facilities, the loss of a key strategic business relationship or executive officer.

          (ii) (a) Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of the New York Stock Exchange or the Nasdaq National Market; (b) there shall not have been any suspension or limitation of trading of any securities of Bell Microproducts on any exchange or in the over-the-counter market; (c) no general banking moratorium shall have been declared by federal or New York authorities; or
     (d) there shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer.

          (iii) The trustee with respect to the old notes shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer, the exchange of old notes under the exchange offer, nor shall the trustee or any holder of old notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the old notes under the exchange offer.

          (iv) The registration statement and any post-effective amendment to the registration statement covering the new notes is effective under the Securities Act.

     All of the foregoing conditions are for the sole benefit of us and may be waived by us, in whole or in part, in our sole discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

     If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer:

          (a) terminate the exchange offer and return all tendered old notes to the holders thereof;

          (b) modify, extend or otherwise amend the exchange offer and retain all tendered old notes until the expiration date, as may be extended, subject, however, to the withdrawal rights of holders (see "-- Expiration Date; Extensions; Amendments", "-- Proper Execution and Delivery of Letter of Transmittal" and " -- Withdrawal of Tenders" below); or

          (c) waive the unsatisfied conditions and accept all old notes tendered and not previously withdrawn.

     Except for the requirements of applicable U.S. federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us or the exchange offer. In the event that we make material changes to the exchange offer, we may be required to file a post-effective amendment to the registration statement.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     For purposes of the exchange offer, the term "expiration date" shall mean midnight, New York City time, on December 17, 2004, subject to our right to extend such date and time for the exchange offer in our sole discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.

     We reserve the right, in our sole discretion, to (1) extend the exchange offer, (2) terminate the exchange offer upon failure to satisfy any of the conditions listed above or (3) amend the exchange offer, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the exchange agent. Any such extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.

     If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of no less than five business days. Any change in the consideration offered to holders of old notes in the exchange offer shall be paid to all holders whose old notes have previously been tendered pursuant to the exchange offer.

EFFECT OF TENDER

     Any valid tender by a holder of old notes that is not validly withdrawn prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and the accompanying letter of transmittal. The acceptance of the exchange offer by a tendering holder of old notes will constitute the agreement by that holder to deliver good and marketable title to the tendered old notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

ABSENCE OF DISSENTERS' RIGHTS

     Holders of old notes do not have any appraisal or dissenters' rights under applicable law in connection with the exchange offer.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE

     The new notes will be delivered in book-entry form on the settlement date which we anticipate will be promptly following the expiration date of the exchange offer, after giving effect to any extensions.

     We will be deemed to have accepted validly tendered old notes when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of new notes will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the old notes for the purpose of receiving book-entry transfers of old notes in the exchange agent's account at DTC. If any validly tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if old notes are validly withdrawn, such withdrawn old notes will be returned without expense to the tendering holder or such old notes will be credited to an account maintained at DTC designated by the DTC participant who so delivered such old notes, in either case, promptly after the expiration or termination of the exchange offer.

PROCEDURES FOR EXCHANGE

     If you hold old notes that you wish to exchange for new notes, you must validly tender, or cause the valid tender of, your old notes using the procedures described in this prospectus and in the accompanying letter of transmittal.

     Only registered holders of old notes are authorized to tender the old notes. The procedures by which you may tender or cause to be tendered old notes will depend upon the manner in which the old notes are held, as described below.

TENDER OF OLD NOTES HELD THROUGH A NOMINEE

     If you are a beneficial owner of old notes that are held through a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender old notes in the exchange offer, you should contact your nominee promptly and instruct it to tender the old notes on your behalf using one of the procedures described below.

TENDER OF OLD NOTES THROUGH DTC

     Pursuant to authority granted by DTC, if you are a DTC participant that has old notes credited to your DTC account and thereby held of record by DTC's nominee, you may directly tender your old notes as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with old notes credited to their accounts. If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the old notes at DTC for purposes of the exchange offer.

     Any DTC participant may tender old notes by:

          (a) effecting a book-entry transfer of the old notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through DTC's Automated Tender Offer Program, or ATOP, procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent's account at DTC and send an agent's message to the exchange agent. An "agent's message" is a message, transmitted by DTC to and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures prior to the expiration date of the exchange offer; or

          (b) completing and signing the letter of transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the exchange agent at its address on the back cover page of this prospectus.

     With respect to option (a) above, the exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP.

     The letter of transmittal (or facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent's message in lieu of the letter of transmittal, must be transmitted to and received by the exchange agent prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the exchange agent.

LETTER OF TRANSMITTAL

     Subject to and effective upon the acceptance for exchange and exchange of new notes for old notes tendered by a letter of transmittal, by executing and delivering a letter of transmittal (or agreeing to the terms of a letter of transmittal pursuant to an agent's message), a tendering holder of old notes:

     - irrevocably sells, assigns and transfers to or upon the order of Bell Microproducts all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the holder's status as a holder of, the old notes tendered thereby;

     - waives any and all rights with respect to the old notes;

     - releases and discharges us, and the trustee with respect to the old notes, from any and all claims such holder may have, now or in the future, arising out of or related to the old notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the old notes;

     - represents and warrants that the old notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws;

     - designates an account number of a DTC participant to which the new notes are to be credited; and

     - irrevocably appoints the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered old notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the old notes tendered to be assigned, transferred and exchanged in the exchange offer.

PROPER EXECUTION AND DELIVERY OF LETTER OF TRANSMITTAL

     If you wish to participate in the exchange offer, delivery of your old notes, signature guarantees and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent. If you mail these items, we recommend that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the expiration date with respect to the exchange offer to allow sufficient time to ensure timely delivery.

     Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Guarantor Institution"), unless the old notes tendered pursuant thereto are tendered:

     - by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     - for the account of an Eligible Guarantor Institution.

GUARANTEED DELIVERY PROCEDURES

     If you are a holder of old notes and you want to tender your old notes but the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

     (1) the tender is made through an eligible institution;

     (2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us and stating:

     - the name and address of the holder of old notes;

     - the amount of old notes tendered; and

     - that the tender is being made by delivering that notice and guaranteeing that within three Nasdaq National Market trading days after the date of execution of the notice of guaranteed delivery, confirmation of a book-entry transfer of the tendered old notes to the exchange agent; and

     (3) confirmation of a book-entry transfer is received by the exchange agent within three Nasdaq National Market trading days after the day of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

     Tenders of old notes in connection with the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer, as such date may be extended. Tenders of old notes may not be withdrawn at any time after such date and, if not accepted for payment, after the expiration of 40 business days from the commencement of the exchange offer.

     Beneficial owners desiring to withdraw old notes previously tendered should contact the DTC participant through which such beneficial owners hold their old notes. In order to withdraw old notes previously tendered, a DTC participant may, prior to the expiration date of the exchange offer, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the exchange agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the beneficial owner and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant's name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

     A written or facsimile transmission notice of withdrawal may also be received by the exchange agent at its address set forth on the back cover of this document. The withdrawal notice must:

     - specify the name of the person who tendered the old notes to be withdrawn;

     - contain a description of the old notes to be withdrawn, the certificate numbers shown on the particular certificates evidencing such old notes (unless such old notes were tendered by book-entry delivery), and the aggregate principal amount represented by such old notes; and

     - be signed by the holder of such old notes in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the old notes.

     Withdrawals of tenders of old notes may not be rescinded and any old notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn old notes, however, may be retendered by following the procedures described above at any time prior to the expiration date of the exchange offer.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (whose determination shall be final and binding). Neither we, the exchange agent, the dealer manager, the trustee nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

MISCELLANEOUS

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of old notes in connection with the exchange offer will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any old notes in the exchange offer, and the interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties, provided that we will not waive any condition to the offer with respect to an individual holder of old notes unless we waive that condition for all such holders. None of Bell Microproducts, the exchange agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Tenders of old notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Old notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such old notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date of the exchange offer or the withdrawal or termination of the exchange offer.

TRANSFER TAXES

     We will pay all transfer taxes, if any, applicable to the transfer and exchange of old notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

     - if new notes in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

     - if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal.

     If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the old notes tendered by such holder.

EXCHANGE AGENT

     Wells Fargo Bank, National Association has been appointed the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner's custodian bank, depositary, broker, trust company or other nominee, to the exchange agent at the address set forth below. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

     Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal or the notice of guaranteed delivery should be directed to the Exchange Agent as follows:

                       Wells Fargo Bank, National Association
                       MACN 9303-120
                       Sixth Street and Marquette Avenue
                       17th Floor
                       Minneapolis, MN 55479
                       Attention: Jane Schweiger
                       Telephone: (800) 344-5128
                                  (612) 667-9764
                       Facsimile: (612) 667-6282

DEALER MANAGER

     We have retained Credit Suisse First Boston LLC to act as dealer manager in connection with the exchange offer.

     We will pay the dealer manager an annual fee to act in as the financial institution described in "Description of the New Notes -- Exchange in Lieu of Conversion." The annual fee will be payable on January 10 in each of the years 2005, 2006, 2007, 2008, 2009, 2010 and 2011 and will be equal to the product of
0.45 and the number of New Notes with a principal amount of $1,000 outstanding as of December 31 the previous year. We will also reimburse the dealer manager for out-of-pocket expenses, including the fees and expenses of its legal counsel incurred in connection with the exchange offer. The obligations of the dealer manager are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the dealer manager may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer manager at the address set forth on the back cover page of this prospectus.

     From time to time, the dealer manager and its affiliates have provided investment banking, commercial banking and financial advisory services to us for customary compensation. At any given time, the dealer manager may trade the old notes or other securities or securities of ours or our affiliates for its own accounts or for the accounts of its customers, and accordingly, may hold a long or a short position in the old notes or such other securities.

     Neither of the dealer manager, or the exchange agent assume any responsibility for the accuracy or completeness of the information concerning us or our affiliates contained in this document or related documents or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

FEES AND EXPENSES

     Tendering holders of old notes will not be required to pay any expenses of soliciting tenders in the exchange offer, including any fee or commission to the dealer manager. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

     The principal solicitation is being made by mail. However, additional solicitations may be made by telegraph, facsimile transmission, telephone or in person by the dealer manager, as well as by officers and other employees of Bell Microproducts.

     The expenses of soliciting tenders of old notes will be borne by us. The total expense expected to be incurred by us in connection with the exchange offer is estimated to be approximately $225,000.

                          DESCRIPTION OF THE NEW NOTES

     The new notes will be issued under an indenture, to be dated as of the date new notes are exchanged for old notes, between us and Wells Fargo Bank, National Association, as trustee. The terms of the new notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the new notes. A copy of the form indenture is listed as an exhibit to the registration statement in connection with this prospectus.

     Terms not defined in this description have the meanings given to them in the indenture. In this section, the words "we," "us," "our" or "Bell Microproducts" means Bell Microproducts Inc., but do not include any current or future subsidiary of Bell Microproducts Inc.

GENERAL

     The new notes:

     - will be our unsecured subordinated obligations;

     - rank junior in right of payment to all of our existing and future senior indebtedness; and

     - will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     As of September 30, 2004, we had $62.16 million of senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding intercompany liabilities) outstanding.

     Except as described under "-- Conversion Upon Satisfaction of Trading Price Conversion," "-- Exchange in Lieu of Conversion," and "-- Conversion
Rights -- Occurrence of Certain Corporation Transactions," the new notes will be convertible, subject to certain conditions, into cash in an amount equal to the principal return (defined below) and shares of our common stock, or, at our option, cash or a combination of cash and shares of our common stock equal to the net share amount (defined below) as described under "-- Conversion Rights" and "-- Conversion Settlement." The new notes will mature on March 5, 2024. The new notes will be issued in denominations of $1,000 and multiples of $1,000.

     We may redeem the new notes at any time on or after March 5, 2009 and before March 5, 2011 as described under "-- Provisional Redemption" below and at any time on or after March 5, 2011 as described under "-- Optional Redemption" below. In the event of a change in control of Bell Microproducts, holders may require us to purchase their notes as described under "-- Purchase at Option of Holders Upon a Change in Control." In addition, holders may require us to purchase their new notes on March 5, 2011, March 5, 2014 or March 5, 2019 in the manner described under "-- Purchase at Option of Holders." If and only to the extent you elect to convert your new notes in connection with a change in control, we will increase the conversion rate for the new notes surrendered for conversion by a number of additional shares (the "additional shares") as described "Make Whole Amount and Change in Control."

     The new notes will bear interest at the rate of 3 3/4% per year from the issue date. Interest will be payable semi-annually in arrears on March 5 and September 5 of each year, commencing March 5, 2005, to holders of record at the close of business on the preceding February 20 and August 20, respectively. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or purchase by us at the option of the holder upon a change in control, interest will cease to accrue on the new notes under the terms of and subject to the conditions of the indenture.

     Principal is payable, and the new notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York.

     The indenture will not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence by us or our subsidiaries of indebtedness. The indenture also will not contain any covenants or other provisions to afford protection to holders of the new notes in the event of a highly leveraged transaction or a change in control of Bell Microproducts, except to the extent described under "-- Purchase at Option of Holders Upon a Change in Control" and "-- Make Whole Amount and Change in Control."

CONVERSION RIGHTS

     Unless we have previously redeemed or purchased the new notes, you will have the right to convert any portion of the principal amount of any note that is an integral multiple of $1,000 at the conversion rate at any time on or prior to the close of business on the maturity date only under the following circumstances:

     - after the fiscal quarter ending September 30, 2004 and prior to March 5, 2022, in any fiscal quarter (and only during such fiscal quarter), if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter was more than 130% of the then current conversion price;

     - on or after March 5, 2022, at all times on or after any date on which the closing sale price of our common stock is more than 130% of the then current conversion price of the new notes;

     - until the close of business on the business day prior to the redemption date if we elect to redeem the new notes;

     - if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution;

     - if we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution;

     - upon the occurrence of specified corporate transactions described below;
       or

     - during the five consecutive business day period following any five consecutive trading day period in which the average trading price for the new notes for such five consecutive trading day period was less than 98% of the average of the closing sale price of our common stock during such five consecutive trading day period multiplied by the then current conversion rate for the new notes during that period, as described in more detail below in "-- Conversion Upon Satisfaction of Trading Price Condition"; we refer to this condition as the "trading price condition."

     In the case of the fourth and fifth bullet points above, we must notify holders of new notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their new notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. In the case of a distribution identified in the fourth and fifth bullet points above, the ability of a holder of new notes to convert would not be triggered if the holder may participate in the distribution without converting.

     Occurrence of Certain Corporation Transactions. In addition to the above, if:

     - we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property;

     - a change in control (as defined below under "-- Purchase at Option of the Holders Upon a Change in Control") occurs; or

     - an event occurs that would have been a change in control but for the existence of one of the change in control exceptions under "-- Purchase at Option of Holders Upon a Change in Control,"
then you may surrender new notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. After the effective date, settlement of the new notes and the conversion value and the net share amount, as defined below, will be based on the kind and amount of cash, securities or other property of Bell Microproducts or another person that the holder of new notes would have received had the holder converted its new notes immediately prior to the transaction. For the avoidance of doubt, it is understood that such settlement shall reflect additional shares, if any, included in the conversion rate as described in "-- Make Whole Amount and Change in Control" below.

     In the event of a change in control, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, we will provide to all holders of the new notes and the trustee a notice by registered mail, and will issue a press release through a public medium that is customary for such press release and publish the information on our website.

     In addition, if the transaction also constitutes a "change in control," as defined below, the holder can require us to purchase all or a portion of its new notes as described under "-- Purchase at Option of Holders Upon a Change in Control." If you have exercised your right to require us to purchase your new notes as described under "-- Purchase at Option of Holders Upon a Change in Control," you may convert your new notes into our common stock only if you withdraw your change in control purchase notice and convert your new notes prior to the close of business on the business day immediately preceding the applicable purchase date.

CONVERSION SETTLEMENT

     Subject to certain exceptions described under "-- Conversion Upon Satisfaction of Trading Price Conversion," "-- Exchange in Lieu of Conversion," and "-- Conversion Rights -- Occurrence of Certain Corporation Transactions" above, if a holder surrenders its new notes for conversion, such holder will receive, in respect of each $1,000 principal amount of new notes:

     - cash in an amount (the "principal return") equal to the lesser of (1) the principal amount of each new note and (2) the conversion value (as described below); and

     - if the conversion value is greater than the principal amount of each new note, a number of shares of our common stock (the "net shares") equal to the sum of the daily share amounts (calculated as described below) for each trading day during the applicable conversion reference period (described below) (the "net share amount"). However, in lieu of delivery net shares, we may, at our option, deliver cash or a combination of cash and shares of our common stock with a value equal to the sum of the daily share amounts. In the event that we so elect, the daily share amounts shall be calculated using the closing sale price of our common stock on each trading day and references below to the "net share amount" shall be deemed to be references to such amount in cash or cash and shares of common stock, as applicable.

The "applicable conversion reference period" means:

     - for new notes that are converted after we have specified a redemption date, the five consecutive trading days beginning on the third trading day following the redemption date (in the case of a partial redemption, this clause applies only to those new notes that would be actually redeemed); or

     - in all other cases, the five consecutive trading days beginning on the third trading day following the date the new notes are tendered for conversion.

     The "conversion value" is equal to (a) the applicable conversion rate, multiplied by (b) the applicable stock price. The cash payment for fractional shares will be based on the applicable stock price.

     The "applicable stock price" is equal to the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the date the new notes are tendered for conversion.

     The "daily share amount," for each new note and each trading day in the applicable conversion reference period, is equal to the greater of:

     - zero; or

     - a number of shares of our common stock determined by the following formula:

           (closing sale price on such trading day X applicable conversion rate) - $1,000
[    ----------------------------------------------------------------------------  ]
                      5 X closing sale price on such trading day

     The "applicable conversion rate" means the conversion rate on any trading day. The initial conversion rate is 91.2596 shares of common stock per new note with a principal amount of $1,000, subject to adjustment upon the occurrence of certain events described under "-- General Conversion Provisions and Procedures." The initial conversion rate is equivalent to an initial conversion price of approximately $10.958 per share. The conversion price applicable at any time will be equal to the $1,000 principal amount of new notes divided by the then applicable conversion rate.

     You may convert all or part of any note by delivering the note to the trustee in Minneapolis, Minnesota, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

     The conversion value, principal return and net share amount will be determined by us promptly after the end of the applicable conversion reference period. We will pay the principal return and cash for fractional shares and deliver net shares, if any, no later than the third business day following the determination of the applicable stock price.

     No payment or adjustment for any dividends in respect of our common stock will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

     You will not be required to pay any transfer, stamp or similar taxes or duties relating to the issue or delivery of our common stock on conversion, but will be required to pay tax with respect to cash received and any transfer, stamp or similar taxes and duties relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all such taxes and duties, if any, payable by you have been paid.

     Except as set forth below in "-- Conversion Rate Adjustments," we will not make any payment or other adjustment for accrued interest on the new notes. If you submit your new notes for conversion between a record date and the opening of business on the next interest payment date (except (1) for new notes or portions of new notes called for redemption or subject to purchase following a change in control on a redemption date or on a purchase date, as the case may be, with such date occurring during the period from the close of business on a record date and ending on the opening of business on the fifth business date after the interest payment date or (2) if you submit your new notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date), you must pay funds equal to the interest payable on the principal amount being converted unless a default exists at the time of conversion. As a result of the foregoing provisions, if one of the exceptions described in the preceding sentence does not apply and you surrender your new notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

EXCHANGE IN LIEU OF CONVERSION

     When you surrender new notes for conversion, we may direct the conversion agent to surrender, on or prior to the date of determination of the applicable stock price, your new notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any new notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your new notes, a number of shares of our common stock equal to the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof. Any cash amounts will be based on the applicable stock price.

     If the designated institution accepts any such new notes, it will deliver the appropriate number of shares of our common stock, cash or combination of cash and shares of common stock, as applicable to the conversion agent and the conversion agent will deliver such shares, cash or combination of cash and shares, as applicable to you. Any new notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any new notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following determination of the applicable stock price, convert those new notes into cash and shares of our common stock, if any, as described under "-- Conversion Settlement" above.

     Our designation of an institution to which the new notes may be submitted for exchange does not require the institution to accept any new notes. If the designated institution declines to accept any new notes surrendered for exchange, we will convert those new notes into cash and shares of our common stock, if any, as described under "-- Conversion Settlement" above. In no event will we be required to convert those notes into shares of common stock in excess of the net share amount. We have designated Credit Suisse First Boston LLC to act as such financial institution. See "Exchange Offer -- Dealer Manager."

CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

     You may surrender your new notes for conversion prior to maturity during the five business day period after any five consecutive trading day period in which the average of the "trading price" per $1,000 principal amount of new notes, as determined following a request by a holder of new notes in accordance with the procedures described below, for such five trading day period was less than 98% of the product of the average of the closing sale price of our common stock and the then current conversion rate (the "trading price condition"); provided that if on the date of any conversion pursuant to the trading price condition the closing sale price of our common stock is greater than or equal to the then current conversion price and less than or equal to 130% of the then current conversion price, then you will receive cash in an amount equal to the principal amount of your new notes ("principal value conversion"). The conversion agent initially will be the trustee.

     The "trading price" of the new notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $2,500,000 principal amount of the new notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers selected by us, which may include the dealer manager, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used to determine the trading price. If the trustee cannot reasonably obtain at least one bid for $2,500,000 principal amount of the new notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the new notes, then the trading price of the new notes will be deemed to be less than 98% of the applicable conversion rate of the new notes multiplied by the sale price of our common stock on such determination date. The "applicable share price" shall mean the average of the closing sale prices of our common stock over the five trading day period starting the third trading day following the conversion date of the new notes.

     The trustee will determine the trading price of the new notes upon our request. We will have no obligation to make that request unless a holder of new notes provides us with reasonable evidence that the trading price of the new notes may be less than 98% of the average sale price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the new notes for the applicable period.

CONVERSION RATE ADJUSTMENTS

     The initial conversion rate set forth in "-- Settlement upon Conversion," will be adjusted for certain future events, including:

          1. the issuance of our common stock as a dividend or distribution on our common stock;

          2. certain subdivisions and combinations of our common stock;

          3. the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock or securities convertible into our common stock for a period of not more than 60 days at less than, or having a conversion price per share less than, the current market price of our common stock;

          4. the dividend or other distribution to all holders of our common stock of cash, property or securities (including shares of our capital stock), other than our common stock, but excluding those rights and warrants referred to in clause (3) above; and

          5. the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries.

     We will not make any adjustments if holders of new notes may participate in the transactions described above without converting their new notes.

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

     Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the case of:

     - any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

     - a consolidation, merger or combination involving us;

     - a sale or conveyance to another corporation of all or substantially all of our property and assets; or

     - any statutory share exchange;

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the new notes then outstanding will be entitled thereafter to convert such new notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such new notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing. For the avoidance of doubt it is understood that if a holder converts new notes in connection with a change in control as described in "-- Conversion Rights -- Occurrence of Certain Corporate Transactions" and "Make Whole Amount and Change in Control," such shares of stock, other securities or other property or assets to which such holder will be entitled shall be adjusted to reflect additional shares, if any, included in the conversion rate as described in "-- Make Whole Amount and Change in Control" below.

     In addition, the indenture will provide that upon conversion of the new notes, the holders of such new notes will receive, in addition to cash and the shares of common stock, if any, issuable upon such conversion, the rights related to such common stock pursuant to any future stockholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

     - the issuance of the rights;

     - the distribution of separate certificates representing the rights;

     - the exercise or redemption of such rights in accordance with any rights agreement; or

     - the termination or invalidation of the rights.

     If a taxable distribution to holders of our common stock or other event occurs which results in any adjustment of the conversion rate, the holders of new notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock.

     We may from time to time, to the extent permitted by law, increase the conversion rate of the new notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

MAKE WHOLE AMOUNT AND CHANGE IN CONTROL


     If and only to the extent you elect to convert your new notes at any time from and after the date that is 15 days prior to the anticipated effective date of such change of control and ending the date that is 15 days after the actual effective date (the "effective date"), we will increase the conversion rate for the new notes surrendered for conversion by a number of additional shares (the "additional shares") as described below. The number of additional shares will be determined by reference to the table below, based on the effective date and the average of closing sale prices over the five day period ending on the trading day immediately preceding the effective date (the "stock price").


     The stock prices set forth in the first column of the table below will be adjusted as of any date on which the conversion rate of the new notes is adjusted, as described above under "-- Conversion Rate Adjustments." The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under "-- Conversion Rate Adjustments."

     The following table sets forth the hypothetical stock price and number of additional shares issuable per $1,000 principal amount of new notes:


                                                            EFFECTIVE DATE
                       ----------------------------------------------------------------------------------------
                       NOVEMBER 4,   MARCH 5,   MARCH 5,   MARCH 5,   MARCH 5,   MARCH 5,   MARCH 5,   MARCH 5,
STOCK PRICE               2004         2005       2006       2007       2008       2009       2010       2011
-----------            -----------   --------   --------   --------   --------   --------   --------   --------
$8.00................     33.7         33.7       33.7       33.7       33.7       33.7       33.7       33.7
$9.00................     28.7         28.4       27.4       26.1       24.3       24.3       23.7       19.8
$10.00...............     24.3         24.0       22.6       21.0       18.5       17.4       16.5        8.7
$11.00...............     20.9         20.5       19.0       17.1       14.2       12.1       11.2        0.0
$12.00...............     18.3         17.8       16.2       14.2       11.0        7.9        7.1        0.0
$13.00...............     16.1         15.6       14.0       11.9        8.6        4.7        4.1        0.0
$14.00...............     14.3         13.9       12.2       10.1        6.8        2.3        2.0        0.0
$15.00...............     12.9         12.4       10.8        8.6        5.4        1.0        0.9        0.0
$20.00...............      8.3          7.9        6.4        4.6        2.0        0.0        0.0        0.0
$30.00...............      4.7          4.3        3.3        2.1        0.7        0.0        0.0        0.0
$40.00...............      3.2          3.0        2.2        1.4        0.4        0.0        0.0        0.0
$50.00...............      2.4          2.3        1.7        1.0        0.3        0.0        0.0        0.0


     The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:


     - between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;


     - in excess of $50.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

     - less than $8.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

     Notwithstanding the foregoing, in no event will the number of shares of our common stock issuable upon conversion exceed 51.29 per $1,000 principal amount of new notes, subject to adjustments in the same manner as the conversion rate as set forth under "-- General -- Conversion Rate Adjustments." If the calculation of the net share amount would otherwise result in the issuance of more than 51.29 shares of our common stock per $1,000 principal amount of new notes, and we elect to deliver shares in respect of new notes tendered for conversion, the net share amount will consist of cash and shares equal to the net share amount.


     Our obligation to pay the make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.


PROVISIONAL REDEMPTION

     On or after March 5, 2009 and before March 5, 2011, we will be entitled to redeem all or a portion of the new notes on at least 20 but not more than 60 days' notice to the holders of the new notes, at a redemption price equal to $1,000 per $1,000 principal amount of new notes to be redeemed, plus accrued and unpaid interest, if any, up to, but not including, the redemption date, only if the closing price of our common stock has exceeded 130% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice. However, if a redemption date is after a record date but on or prior to an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

     If we do not redeem all of the new notes, the trustee will select the new notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any new notes are to be redeemed in part only, a new note or new notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's new notes is selected for partial redemption and the holder converts a portion of its new notes, the converted portion will be deemed to be taken from the portion selected for redemption.

OPTIONAL REDEMPTION

     Prior to March 5, 2011, the new notes will not be redeemable at our option except as provided above under "-- Provisional Redemption." Beginning March 5, 2011, we may redeem the new notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of new notes being redeemed, plus the accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days' but not more than 60 days' notice of redemption by mail to holders of new notes. New notes or portions of new notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     If we do not redeem all of the new notes, the trustee will select the new notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any new notes are to be redeemed in part only, we will issue a new note or new notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your new notes is selected for partial redemption and you convert a portion of your new notes, the converted portion will be deemed to be taken from the portion selected for redemption.

PURCHASE AT OPTION OF HOLDERS

     You have the right to require us to purchase your new notes for cash on March 5, 2011, March 5, 2014 and March 5, 2019. We will be required to purchase any outstanding note for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the new notes or portion of new notes listed in the notice. Our purchase obligation will be subject to certain additional conditions.

     The purchase price payable for a note will be equal to 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the purchase date.

     Your right to require us to purchase new notes is exercisable by delivering a written purchase notice to the paying agent within 20 business days of the purchase date until the close of business on the purchase date. The paying agent initially will be the trustee.

     The purchase notice must state:

     - if certificated new notes have been issued, the note certificate numbers (or, if your new notes are not certificated, your purchase notice must comply with appropriate DTC procedures);

     - the portion of the principal amount of new notes to be purchased, which must be in $1,000 multiples; and

     - that the new notes are to be purchased by us pursuant to the applicable provisions of the new notes and the indenture.

     You may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The withdrawal notice must state:

     - the principal amount of the withdrawn new notes;

     - if certificated new notes have been issued, the certificate numbers of the withdrawn new notes (or, if your new notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

     - the principal amount, if any, which remains subject to the purchase notice.

     We must give notice of an upcoming purchase date to all note holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to purchase their new notes.

     Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date, then, on and after such date:

     - the note will cease to be outstanding;

     - interest will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the purchase price upon delivery of the note.

     Our ability to purchase new notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding note on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date. If we fail to purchase the new notes when required, this failure will constitute an event of default under the indenture. See "Risk Factors -- We may not have the ability to purchase the new notes."

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

PURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a change in control occurs as set forth below, each holder of new notes will have the right to require us to purchase all of such holder's new notes, or any portion of those new notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 30 days after the date we give notice of the change in control at a purchase price equal to 100% of the principal amount of the new notes to be purchased, together with interest accrued and unpaid to, but excluding, the purchase date; provided that, if, such purchase date falls after a record date for any interest payment but on or before the related interest payment date, then the interest payable on such date shall be paid to the holder of record of the new notes on the relevant record date.

     Within 10 days after the occurrence of a change in control, we are required to give notice to all holders of record of new notes, as provided in the indenture, of the occurrence of the change in control and of their resulting purchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the purchase right, a holder of new notes must deliver, on or before the close of business on the business day before the change in control purchase date referenced in the preceding paragraph, written notice to the trustee of the holder's exercise of its purchase right, together with the new notes with respect to which the right is being exercised.

     Under the indenture, a "change in control" of Bell Microproducts, or any successor entity who is subject to the terms of the indenture, will be deemed to have occurred at such time after the original issuance of the new notes when the following has occurred:

     - the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger involving Bell Microproducts described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

     - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

        1. any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

        2. any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

        3. any merger or consolidation where all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the new notes become convertible solely into such common stock;

     - during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease to constitute a majority of our board of directors then in office; or

     - our stockholders pass a resolution approving a plan of liquidation or dissolution.

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the purchase option becomes available to holders of the new notes. We will comply with this rule to the extent applicable at that time.

     We may, to the extent permitted by applicable law, at any time purchase the new notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any new notes surrendered to the trustee may not be reissued or resold and will be cancelled promptly.

     Our ability to repurchase new notes upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause a mandatory prepayment or an event of default under, or be prohibited or limited by, our future indebtedness. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the new notes that might be delivered by holders of new notes seeking to exercise the purchase right. Any failure by us to purchase the new notes when required following a change in control would result in an event of default under the indenture. Any such default may, in turn, cause a default under existing or future indebtedness. See "Risk Factors."

SUBORDINATION OF NEW NOTES

     The payment of principal of and interest (including liquidated damages, if any) on the new notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness whether outstanding on the date of the indenture or thereafter incurred. The new notes will also be structurally subordinated to all indebtedness and other liabilities, including trade payables, but excluding intercompany liabilities, of our subsidiaries.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to Bell Microproducts or to its assets, or any liquidation, dissolution or other winding-up of Bell Microproducts, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of Bell Microproducts, except in connection with the consolidation or merger of Bell Microproducts or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under "-- Consolidation, Mergers and Sales of Assets" below, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness, or provision shall be made for such payment, before the holders of new notes will be entitled to receive any payment or distribution of any kind or character (other than payments or distributions in the form of permitted junior securities, whether on account of principal of or liquidated damages, if any, or interest on the new notes); and any payment or distribution of assets of Bell Microproducts of any kind or character, whether in cash, property or securities (other than payments or distributions in the form of permitted junior securities) by set-off or otherwise, to which the holders of the new notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of senior indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness remaining unpaid, or to have such payment duly provided for, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

     No payment or distribution of any assets of Bell Microproducts of any kind or character, whether in cash, property or securities (other than payments in the form of permitted junior securities), may be made by or on behalf of Bell Microproducts on account of principal of or interest or liquidated damages, if any, on the new notes or on account of the purchase, redemption or other acquisition of new notes upon the occurrence of any payment default until such payment default shall have been cured or waived in writing or shall have ceased to exist or the senior indebtedness giving rise to such payment default shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents).

     No payment or distribution of any assets of Bell Microproducts of any kind or character, whether in cash, property or securities (other than payments in the form of permitted junior securities), may be made by or on behalf of Bell Microproducts on account of principal of or interest or liquidated damages, if any, on the new notes or on account of the purchase, redemption or other acquisition of new notes during a payment blockage period arising as a result of a non-payment default.

     A "payment blockage period" will commence upon the date of receipt by the trustee of written notice from the representative of the holders of the designated senior indebtedness in respect of which the non-payment default exists and shall end on the earliest of:

     - 179 days thereafter (provided that any designated senior indebtedness as to which notice was given shall not theretofore have been accelerated);

     - the date on which such non-payment default is cured, waived or ceases to exist;

     - the date on which such designated senior indebtedness is discharged or paid in full; or

     - the date on which such payment blockage period shall have been terminated by written notice to the trustee or Bell Microproducts from the representative initiating such payment blockage period;

after which Bell Microproducts will resume making any and all required payments in respect of the new notes, including any missed payments and liquidated damages. No more than one payment blockage period may be commenced during any period of 365 consecutive days. No non-payment default that existed or was continuing on the date of the commencement of any payment blockage period will be, or can be made, the basis for the commencement of a subsequent payment blockage period, unless such non-payment default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial payment blockage period.

     In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the new notes which is prohibited by such provisions, then and in such event such payment shall be held for the benefit of, and paid over and delivered by such trustee or holder to, the representatives of holders of senior indebtedness, as their interest may appear, for application to senior indebtedness to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). After all senior indebtedness is paid in full and until the new notes are paid in full, holders of the new notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the new notes) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders of the new notes have been applied to the payment of senior indebtedness.

     By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of Bell Microproducts, our general creditors may recover less, ratably, than holders of senior indebtedness.

     "designated senior indebtedness" means our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness).

     "indebtedness" means, with respect to any person, without duplication:

          (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise:

           - for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from financial institutions, whether or not evidenced by new notes or similar instruments, or

           - evidenced by bonds, debentures, new notes or similar instruments, whether or not the recourse of the holder is to all of our assets or to only a portion thereof, other than any trade payable incurred in the ordinary course of business in connection with the obtaining of materials or services,

          (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers' acceptances,

          (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet, or under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased for financing purposes,

          (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a residual value of leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase the leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles),

          (5) all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

          (6) all of our direct or indirect guaranties or similar agreements to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5),

          (7) any indebtedness or other obligations described in clauses (1) through (6) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby has been assumed by us, and

          (8) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7).

     "non-payment default" means any event of default with respect to any designated senior indebtedness other than any payment default pursuant to which the maturity thereof may be accelerated.

     A "payment default" shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal of, or premium, if any, or interest on senior indebtedness beyond any applicable grace period.

     "permitted junior securities" means any equity securities of Bell Microproducts or any successor obligor.

     "senior indebtedness" means any existing and future indebtedness of Bell Microproducts, unless by the terms of the instrument creating or evidencing such indebtedness, such indebtedness is expressly designated equal or junior in right of payment to the new notes.

     Senior indebtedness does not include any indebtedness of Bell Microproducts to any subsidiary of Bell Microproducts, nor does it include any of Bell Microproducts' trade payables.

     Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the new notes to participate in these assets, will be structurally subordinated to the claims of that subsidiary's creditors (including trade creditors) except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial conditions of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

     As of September 30, 2004, we had $62.16 million of senior indebtedness outstanding, and as of that same date our subsidiaries had approximately $301.48 million of indebtedness and other liabilities (excluding intercompany liabilities) outstanding.

EVENT OF DEFAULT

     Each of the following will constitute an event of default under the indenture:

          1. our failure to pay when due the principal of, or premium, if any, on any of the new notes at maturity, upon redemption, purchase or otherwise;

          2. our failure to pay an installment of interest, including liquidated damages, if any, on any of the new notes that continues for 30 days after the date when due;

          3. our failure to perform or observe any other term, covenant or agreement contained in the new notes or the indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the new notes then outstanding;

          4. our failure to timely provide notice of a change in control for a period of 5 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the new notes then outstanding;

          5. our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, recorded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the new notes then outstanding;

          6. certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

          7. our filing of, or any of our significant subsidiaries' filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

     The indenture will provide that the trustee shall, within 90 days of the occurrence of an event of default, give to the registered holders of the new notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the new notes when due or in the payment of any redemption or purchase obligation.

     If an event of default specified in clause (6) or clause (7) above occurs and is continuing, then automatically the principal of all the new notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) or clause (7) above, the default not having been cured or waived as provided under "-- Modifications and Waiver," the trustee or the holders of at least 25% in aggregate principal amount of the new notes then outstanding may declare the new notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of new notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the new notes then outstanding upon the conditions provided in the indenture.

     The indenture will contain a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of new notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture will provide that the holders of a majority in aggregate principal amount of the new notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGERS AND SALES OF ASSETS

     We may not consolidate with or merge into any person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

     - the successor person, if any, is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state of the United States, and assumes our obligations on the new notes and under the indenture; and

     - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing.

MODIFICATIONS AND WAIVER

     Modifications and amendments to the indenture or to the terms and conditions of the new notes may be made, and noncompliance by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the new notes at the time outstanding or by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the new notes represented at the meeting. However, the indenture, including the terms and conditions of the new notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of new notes;

     - surrendering any right or power conferred upon us;

     - providing for conversion rights of holders of new notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of new notes in any material respect;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications to the indenture necessary in connection with the registration of the new notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the new notes in any material respect;

     - curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the new notes in any material respect;

     - adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of new notes in any material respect;

     - complying with the requirements regarding merger or transfer of assets;
       or

     - providing for uncertificated new notes in addition to the certificated new notes so long as such uncertificated new notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended.

     Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:

     - change the maturity of the principal of or any installment of interest on any note, including any payment of liquidated damages;

     - reduce the principal amount of, premium, if any, or interest on, including the amount of liquidated damages, any note or the amount payable upon redemption or purchase of any note;

     - reduce the interest rate or interest, including any liquidated damages, on any note;

     - change the currency of payment of principal of, premium, if any, or interest on any note;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

     - modify our obligation to purchase new notes at the option of holders or our right to redeem new notes, in a manner adverse to the holders of new notes;

     - except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, adversely affect the purchase option of holders upon a change in control or the conversion rights of holders of the new notes;

     - modify the provisions of the indenture above in a manner that adversely affects the interests of the holders of new notes in any material respect; or

     - reduce the percentage in aggregate principal amount of new notes outstanding necessary to modify or amend the indenture or to waive any past default.

SATISFACTION AND DISCHARGE

     We may discharge our obligations under the indenture while new notes remain outstanding, subject to certain conditions, if:

     - all outstanding new notes will become due and payable at their scheduled maturity within one year; or

     - all outstanding new notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding new notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the new notes.

GLOBAL NOTES; BOOK-ENTRY; FORM

     We initially issued the new notes in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. New notes in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;
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

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of new notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by the global security for all purposes under the indenture and the new notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the new notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any new notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium, if any, and interest (including any liquidated damages) on the new notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including liquidated damages) on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the new notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under "Notice to Investors."

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

CERTIFICATED SECURITIES

     Subject to certain conditions, any person having a beneficial interest in a global security may, upon request to us or the trustee, exchange such beneficial interest for new notes in the form of certificated securities. Upon any such issuance, the trustee is required to register such new notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify the trustee in writing that it elects to cause the issuance of new notes in the form of certificated securities under the indenture, then, upon surrender by the relevant global security holder of its global securities, new notes in such form will be issued to each person that such global security holder and DTC identify as the beneficial owner of the related new notes.

     Neither we nor the trustee shall be liable for any delay by the related global security holder or DTC in identifying the beneficial owners of new notes and each such person may conclusively rely on and shall be protected in relying on, instructions from the global security holder or of DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts at maturity, of the new notes to be issued).

INFORMATION CONCERNING THE TRUSTEE AND TRANSFER AGENT

     Wells Fargo Bank, National Association, as trustee under the indenture, will be appointed by us as paying agent, conversion agent, registrar and custodian with regard to the new notes. Mellon Investor Services LLP is the transfer agent and registrar for our common stock. The trustee, the transfer agent or their affiliates may, from time to time in the future, provide banking and other services to us in the ordinary course of their business.

GOVERNING LAW

     The indenture and the new notes will be governed by, and construed in accordance with, the law of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock is 90,000,000 shares. Those shares consist of:
(a) 10,000,000 shares of preferred stock, $0.01 par value per share, none of which are outstanding; and (b) 80,000,000 shares of common stock, $0.01 par value per share. As of September 30, 2004, 28,210,132 shares of common stock were outstanding.

     The following description of our capital stock is a summary. You should be aware that our amended and restated articles of incorporation, as amended, together with our bylaws, and not this summary, define any rights you may have as a holder of our capital stock.

COMMON STOCK

     Listing. Our outstanding shares of common stock are quoted on the Nasdaq National Market under the symbol "BELM." Any additional common stock we issue also will be listed on the Nasdaq National Market.

     Dividends. Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when and as declared by the board of directors. Dividends may be paid in cash, stock or other form out of legally available funds. Our debt agreements prohibit the payment of cash dividends or other distributions on any of our capital stock except dividends payable in additional shares of capital stock.

     Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

     Voting Rights. Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders. Under California corporation law, holders of common stock are entitled under certain circumstances to cumulate their votes for the election of directors.

     Other Rights. We will notify common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders, if any. The holders of common stock have no preemptive rights. Shares of common stock are not subject to any redemption provisions and are not convertible into any other securities.

BLANK-CHECK PREFERRED STOCK

     Our amended and restated articles of incorporation, as amended, authorize the issuance of blank check preferred stock. No preferred stock is currently outstanding. The board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

     The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our amended and restated articles of incorporation, as amended, and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS

     Section 317 of the California General Corporation Law (the "CGCL") allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article IV of the our amended and restated articles of incorporation, as amended, and Article VI of our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the CGCL. We have also entered into agreements with its officers and directors that may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from any acts or omissions or transactions from which a director may not be relieved of liability under the CGCL), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. We have obtained directors' and officers' insurance pursuant to said agreements.

     Our amended and restated articles of incorporation, as amended, also provide that the liability our directors for monetary damages to us or our shareholders is eliminated to the fullest extent permissible under the CGCL.

     The forgoing statutory provisions, provisions in our amended and restated articles of incorporation, as amended, and agreements with directors and officers may reduce the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duties, even though such an action, if successful, might have otherwise benefited us and our stockholders. These provisions do not alter the liability of directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

TRANSFER AGENT

     Our transfer agent and registrar of the common stock is Mellon Investor Services LLP.

                      DESCRIPTION OF MATERIAL INDEBTEDNESS

                                                             SEPTEMBER 30,   DECEMBER 31,
LINES OF CREDIT                                                  2004            2003
---------------                                              -------------   ------------
                                                                    (IN THOUSANDS)
Congress Facility..........................................    $  8,771        $ 68,007
Wachovia Facility..........................................      55,000              --
Bank of America Facility...................................      55,802          59,409
IFN Financing BV...........................................         220           3,009
                                                               --------        --------
                                                                119,793         130,425
Less: amounts included in current liabilities..............         220           3,009
                                                               --------        --------
Amounts included in non-current liabilities................    $119,573        $127,416
                                                               ========        ========

                                                             SEPTEMBER 30,   DECEMBER 31,
TERM LOANS                                                       2004            2003
----------                                                   -------------   ------------
                                                                    (IN THOUSANDS)
Convertible Notes..........................................    $110,000        $    --
Note payable to RSA........................................      51,718         79,000
Bank of Scotland...........................................       9,802         10,180
HSBC.......................................................         875             --
                                                               --------        -------
                                                                172,395         89,180
Less: amounts due in current year..........................       8,087         11,572
                                                               --------        -------
Long-term debt due after one year..........................    $164,308        $77,608
                                                               ========        =======

     Our syndicated Loan and Security Agreement with Congress Financial Corporation (Western) ("Congress"), an affiliate of Wachovia Bank, N.A. ("Wachovia"), as administrative, collateral and syndication agent for the lenders of the revolving line of credit (the "Congress Facility"), provides us with a revolving line of credit up to $125 million, through July 31, 2007, based on account receivable and inventory levels. The syndicate includes Bank of America N.A. as co-agent and other financial institutions as lenders. Borrowings under the Congress Facility bear interest at Wachovia's prime rate plus a margin of 0.0% to 0.5%, based on unused availability levels. At our option, all or any portion of the outstanding borrowings may be converted to a Eurodollar rate loan, which bears interest at the adjusted Eurodollar rate plus a margin of 1.50% to 2.00%, based on unused availability levels. We also pay an unused line fee equal to 0.375% per annum of the unused portion of the facility, subject to certain adjustments. The average interest rate on outstanding borrowings under the Congress Facility during the quarter ended September 30, 2004 was 4.33%, and the balance outstanding at September 30, 2004 was $8.8 million. Our obligations under the Congress Facility are secured by certain of our assets the assets of our North and South American subsidiaries. The Congress Facility requires us to meet certain financial tests and to comply with certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock and investments.

     On September 20, 2004, Bell Microproducts Inc. (the parent company only, "Bell") entered into a securitization program with Wachovia Bank, National Association ("Wachovia") and Blue Ridge Asset Funding Corporation ("Blue Ridge"), an affiliate of Wachovia, which ends on September 20, 2007 ("Wachovia Facility"). Under the program, Bell will sell or contribute all of its receivables to a newly created special purpose bankruptcy remote entity named Bell Microproducts Funding Corporation ("Funding"), a wholly-owned subsidiary of Bell. Funding will obtain financing from Blue Ridge or Wachovia and other liquidity banks secured by the receivables to pay a portion of the purchase price for the receivables. The balance of the purchase price will be paid by advances made by Bell to Funding under a subordinated note of Funding payable to Bell and by capital contributions from Bell to Funding. The maximum principal amount available for Funding's credit facility is initially $75 million. The interest rate on advances made by

Blue Ridge shall be the cost of Blue Ridge's commercial paper. In addition, Funding pays a program fee in the amount of 95 basis points per annum on the portion of the advances funded by Blue Ridge's commercial paper. The interest rate on advances made by Wachovia and other liquidity banks shall be either an alternate base rate (which is the higher of the "prime rate" as announced by Wachovia, or 0.50% above the federal funds effective rate), or a rate based on an adjusted LIBOR rate plus 1.50%. Funding also pays an unused line fee ranging from 0.20% to 0.25% per annum of the unused portion of the facility. Bell acts as a servicer for Funding and will collect all amounts due under, and take all action with respect to, the receivables for the benefit of Funding and its lenders. In exchange for these services, Bell receives a servicing fee determined on an arms-length basis. The cash flow from the collections of the receivables will be used to purchase newly generated receivables, to pay amounts to Funding's lenders, to pay down on the subordinated note issued to Bell and to make dividend distributions to Bell (subject at all times to the required capital amount being left in Funding). Including the program fee, the average interest rate on outstanding borrowings under the securitization program during the initial period ending September 30, 2004 was 2.74%, and the balance outstanding at September 30, 2004 was $55 million. Obligations of Funding under the Wachovia Facility are secured by all of Funding's assets. The Wachovia Facility requires Funding (and in certain circumstances, Bell) to meet certain financial tests and to comply with certain other covenants including restrictions on changes in structure, incurrence of debt and liens, payment of dividends and distributions, and material modifications to contracts and credit and collections policy. While Bell's consolidated financial statements reflect the sold receivables and Funding's debt on its balance sheet, the receivables are solely owned by Funding and Bell has no interest in the receivables, and Funding is solely obligated with respect to the outstanding borrowings under the securitization program.

     On December 2, 2002, as further amended in September 2004, Bell Microproducts Europe entered into a Syndicated Credit Agreement arranged by Bank of America, National Association ("Bank of America facility"), as principal agent, to provide a L75 million revolving line of credit facility, or the U.S. dollar equivalent of approximately $136 million at September 30, 2004. The Bank of America facility matures in December 2005. The syndicate includes Bank of America as agent and security trustee and other banks and financial institutions, as lenders. Borrowings under the line of credit bear interest at Bank of America's base rate plus a margin of 2.375% to 2.50%, based on certain financial measurements. At the option of Bell Microproducts Europe, all or any portion of the outstanding borrowings may be converted to a LIBOR Revolving Loan, which bears interest at the adjusted LIBOR rate plus a margin of 2.25% to 2.50%, based on certain financial measurements. The average interest rate on the outstanding borrowings under the revolving line of credit during the quarter ended September 30, 2004 was 5.7%, and the balance outstanding at September 30, 2004 was $55.8 million. The obligations of Bell Microproducts Europe, under the revolving line of credit are secured by certain assets of our European subsidiaries. The revolving line of credit requires compliance with certain financial tests and certain other covenants, including restrictions on incurrence of debt and liens, restrictions on mergers, acquisitions, asset dispositions, capital contributions, payment of dividends, repurchases of stock, repatriation of cash and investments.

     We have an agreement with IFN Finance BV to provide up to $7.5 million in short-term financing. The loan is secured by certain European accounts receivable and inventories, bears interest at 5.5%, and continues indefinitely until terminated by either party upon 90 days notice. The loan balance outstanding was $220,000 at September 30, 2004.

     On July 6, 2000, and as amended on May 3, 2004, we entered into a Securities Purchase Agreement with The Retirement Systems of Alabama and certain of its affiliated funds (the "RSA facility"), under which the we borrowed $180 million of subordinated debt financing. This subordinated debt financing was comprised of $80 million bearing interest at 9.125%, repaid in May 2001; and $100 million bearing interest at 9.0%, payable in semi-annual principal installments of $3.5 million plus interest and in semi-annual principal installments of $8.5 million commencing December 31, 2007, with a final maturity date of June 30, 2010. On August 1, 2003, we entered into an interest rate swap agreement with Wachovia Bank effectively securing a new interest rate on $40 million of the outstanding debt. The new rate is based on the six month U.S. Libor rate plus a fixed margin of 4.99% and continues until termination of the agreement on June 30, 2010. We initially recorded the interest rate swap at fair value, and subsequently recorded changes in fair value as an offset to the related liability. At September 30, 2004, the fair value of the interest rate swap was ($282,000). The RSA facility is secured by a second lien on our and our subsidiaries' North American and South American assets. We must meet certain financial tests on a quarterly basis, and comply with certain other covenants, including restrictions of incurrence of debt and liens, restrictions on asset dispositions, payment of dividends, and repurchase of stock. We are also required to be in compliance with the covenants of certain other borrowing agreements. The balance outstanding at September 30, 2004 on this long-term debt was $52.0 million, $3.5 million is payable in 2004, $7.0 million is payable in each of the years 2005 and 2006 and $34.5 million thereafter.

     On May 9, 2003, we entered into a mortgage agreement with Bank of Scotland for L6 million, or the U.S. dollar equivalent of approximately $10.9 million, as converted at September 30, 2004. The new mortgage agreement fully repaid the borrowings outstanding under the previous mortgage agreement with Lombard NatWest Limited, has a term of 10 years, bears interest at Bank of Scotland's rate plus 1.35%, and is payable in quarterly installments of approximately L150,000, or $272,000 USD, plus interest. The principal amount due each year is approximately $1.1 million. The balance of the mortgage as converted to USD at June 30, 2004 was $9.8 million. Terms of the mortgage require the Company to meet certain financial ratios and to comply with certain other covenants on a quarterly basis.

     On June 22, 2004, in connection with the acquisition of OpenPSL, we assumed a mortgage with HSBC Bank plc ("HSBC") for an original amount of L670,000, or the U.S. dollar equivalent of approximately $1.2 million. The mortgage has a term of ten years, bears interest at HSBC's rate plus 1.25% and is payable in monthly installments of approximately L7,600, or $13,800 U.S. dollars. The balance on the mortgage was $875,000 at September 30, 2004.

     We are in compliance with our bank and subordinated debt financing covenants as of the date of this prospectus; however, there can be no assurance that we will be in compliance with such covenants in the future. If we do not remain in compliance with the covenants, and are unable to obtain a waiver of noncompliance from its lenders, our financial condition, results of operations and cash flows would be materially adversely affected.

     Generally, these facilities contain various events of default including, among others, non-payment of amounts due, breaches of covenants or undertakings, breaches of representations and warranties, cross-default of certain other indebtedness, certain events of insolvency or bankruptcy, material litigation or judgments against us, and certain changes in control. On the occurrence of an event of default the applicable bank(s) may terminate the ability to borrow, require that all amounts outstanding be repaid immediately and/or enforce any security given in respect of the credit facility.

                 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES



     The following discussion, insofar as it relates to matters of U.S. federal tax laws and regulations or legal conclusions with respect thereto, constitutes the opinion of Fredrikson & Byron, P.A. as to the material U.S. federal income tax consequences to holders of the outstanding old notes of their exchange of the old notes for the new notes pursuant to the exchange offer. This section summarizes the material U.S. federal income tax consequences to holders of the old notes of their exchange of their old notes for the new notes pursuant to the exchange offer.


     This summary does not provide a complete analysis of all potential tax considerations. This discussion is limited to the U.S. federal income tax consequences to holders who are beneficial owners of the old notes who hold them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (that is, generally held for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose "functional currency" is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers or traders in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, other "financial services entities", tax-exempt organizations, partnerships, other pass-through entities, and persons holding old notes as part of a hedging or conversion transaction or straddle, or persons deemed to sell notes under the constructive sale provisions of the Code) may be subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

     This summary is based upon current provisions of the Code, existing and proposed Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and to differing interpretations, either of which could affect the continuing validity of this discussion. Moreover, we have not requested, and do not intend to request, a ruling from the Internal Revenue Service ("IRS") on the tax consequences of exchanging the old notes for the new notes pursuant to the exchange offer. As a result, the IRS could disagree with the position we will be taking and portions of this discussion.

     INVESTORS CONSIDERING THE EXCHANGE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

TAX CONSEQUENCES OF THE EXCHANGE.

     Tax Consequences for Holders Participating in the Exchange. While the law is not entirely clear, we intend to take the position that the exchange of the outstanding old notes for the new notes should not be treated as a taxable "exchange" for U.S. federal income tax purposes because the differences between the outstanding old notes and the new notes should not be deemed economically significant. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indenture governing the new notes to treat the exchange as not constituting a significant modification of the terms of the outstanding old notes. Thus, the new notes received by a holder should be treated as a continuation of the outstanding old notes in the hands of such holder. As a result, there should be no U.S. federal income tax consequences to holders who participate in the exchanges a result of such participation. An exchanging holder of the outstanding old notes should have the same tax basis and holding period in the new notes as such holder had in its outstanding old notes immediately prior to the exchange.

     Moreover, a holder of the new notes should have the same ongoing U.S. federal income tax consequences as would have applied if such holder had continued to hold its outstanding old notes.

     Tax Consequences for Holders Not Participating in the Exchange. A holder that does not participate in the exchange should have no U.S. federal income tax consequences as a result of the exchange.

POSSIBLE ALTERNATIVE TAX CHARACTERIZATION OF THE EXCHANGE.

     If, contrary to our view, the IRS were to successfully characterize the exchange as constituting a significant modification of the old notes, the exchange should be characterized as a non-taxable recapitalization. If the exchange were to be so characterized, an exchanging holder would not recognize any gain or loss on the exchange, and would have the same tax basis and holding period in the new notes as the holder has in the old notes prior to the exchange. Whether the exchange would constitute a recapitalization would depend, in part, on whether the old notes and the new notes were treated as "securities" for U.S. federal income tax purposes. If either the old notes or the new notes were not treated as securities, the exchange would be a taxable transaction for U.S. federal income tax purposes. In that event, each holder would recognize gain or loss, if any, treating the issue price of the new notes (generally the fair market value of the new notes if they are considered to be traded on an established market) as the amount realized in the exchange. Any loss may be disallowed under applicable rules relating to "wash sales." In the event the exchange of old notes for new notes is considered a significant modification for U.S. federal income tax purposes, and regardless of whether such exchange is treated as a recapitalization, the timing and amount of interest income inclusions with respect to the new notes may differ from the timing and amount of interest income inclusions with respect to the old notes. Holders are recommended to consult their own tax advisors as to the consequences of holding new notes in the event the exchange is treated as a significant modification.

CONVERSION OF NEW NOTES

     The U.S. federal income tax consequences of a conversion of new notes will differ from the consequences of a conversion of old notes. Unless we exercise our rights to require a holder to exchange its new notes with a financial institution upon conversion as described under "Description of the New Notes -- Exchange in Lieu of Conversion" above or unless you receive only cash upon a conversion, a U.S. holder will be required to recognize gain, but not loss, upon a conversion of new notes into common stock in an amount equal to the lesser of
(i) its gain realized on the conversion and (ii) the cash received in respect of the principal return. For these purposes, a holder's gain realized will equal the cash plus the fair market value of the common stock received less the holder adjusted tax basis in its new notes converted. A holder's tax basis in the common stock received would equal the holder's basis in the new notes converted increased by any gain recognized and reduced by cash received upon conversion. The holder's holding period in the common stock received would include the holding period in the new notes converted.

     If, upon conversion, a U.S. holder receives only cash or is required to exchange its new notes with a financial institution as described under "Description of the New Notes -- Exchange in Lieu of Conversion," such exchange would be a fully taxable transaction. As such, a U.S. holder would recognize gain or loss equal to the difference between the amount realized on the exchange (i.e., any cash plus the fair market value of common stock received) and the holder's adjusted tax basis in the new notes exchanged. A holder's tax basis in the common stock received would equal its fair market value on the date of the conversion, and its holding period in the common stock would begin on the day after conversion.

     U.S. holders who are deemed to have acquired the new notes at a market discount for U.S. federal income tax purposes will be required to include any gain recognized upon a conversion as ordinary income rather than capital gain to the extent of the market discount accrued on a new note. Otherwise, gain or loss recognized upon a conversion will be capital gain or loss.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH HOLDER OF OLD NOTES SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING THE OLD NOTES FOR NEW NOTES PURSUANT TO THE EXCHANGE OFFER, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus and certain tax matters relating to the exchange offer in respect of which this prospectus is being delivered will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

                                    EXPERTS

     The consolidated financial statements of Bell Microproducts Inc. appearing in our annual report on Form 10-K for the year ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, an independent registered public accountants firm, as set forth in its report thereon included therein and incorporated herein by reference.

                           (BELL MICROPRODUCTS LOGO)

                               OFFER TO EXCHANGE

                      $110,000,000 PRINCIPAL AMOUNT OF OUR
            3 3/4% CONVERTIBLE SUBORDINATED NOTES, SERIES B DUE 2024
                              FOR ALL OUTSTANDING
                 3 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2024

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE EXCHANGE AGENT AT ITS ADDRESS SET FORTH BELOW:

                 The exchange agent for the exchange offer is:

                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                                 MACN 9303-120
                              SIXTH AND MARQUETTE
                                   17TH FLOOR
                             MINNEAPOLIS, MN 55479
                              ATTN: JANE SCHWEIGER
                           TELEPHONE: (800) 344-5128
                                        (612) 667-9764
                           FACSIMILE: (612) 667-6282

                 The dealer manager for the exchange offer is:

                       (CREDIT SUISSE FIRST BOSTON LOGO)

                             Eleven Madison Avenue
                            New York, New York 10010
                           Telephone: (212) 325-2130
                           Facsimile: (212) 325-4585

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Amended and Restated Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the California General Corporation Law, including circumstances in which indemnification is otherwise discretionary under California law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

     These indemnification provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 4.1*     Form of Indenture between the Company and Wells Fargo Bank,
          National Association, as Trustee, with respect to the 3 3/4%
          Convertible Subordinated Notes, Series B due 2024.
 4.2*     Indenture dated as of April 30, 2004 between the Company and
          Wells Fargo Bank, National Association, as Trustee, with
          respect to the 3 3/4% Subordinated Convertible Notes due
          2024. Filed as Exhibit 4.1 to the Registrant's Form S-3
          filed June 3, 2004.
 4.3*     Form of Series B 3 3/4% Convertible Subordinated Notes due
          2024 (contained in Exhibit 4.1).
 4.4*     Form of 3 3/4% Convertible Subordinated Notes due 2024
          (contained in Exhibit 4.2).
 5.1*     Opinion of Fredrikson & Byron, P.A.
 8.1      Tax Opinion of Fredrikson & Byron, P.A.
12.1*     Statement Regarding Computation of Ratio of Earnings to
          Fixed Charges.
23.1      Consent of PricewaterhouseCoopers LLP.
23.2      Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
24.1*     Power of Attorney
25.1*     Statement of Eligibility and Qualification of Trustee on
          Form T-1.
99.1      Form of Letter of Transmittal.
99.2*     Form of Notice of Guaranteed Delivery.
99.3      Form of Letter to Registered Holders.
99.4      Form of Letter to Clients.
99.5*     Form of Instructions to Registered Holder and/or Book-Entry
          Transfer Participant from Owner.
99.6*     Form of Guidelines for Certification of Taxpayer
          Identification.


---------------

 * Previously filed.

ITEM 22.  UNDERTAKINGS

     a. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

     c. The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     d. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     e. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on this 9th day of December, 2004.


                                          BELL MICROPRODUCTS INC.

                                          By:        /s/ W. DONALD BELL
                                            ------------------------------------
                                                       W. Donald Bell
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on December 9th 2004.


                    SIGNATURE                                              TITLE
                    ---------                                              -----


 By:                /s/ W. DONALD BELL                President, Chief Executive Officer and Director
        ------------------------------------------             (principal executive officer)
                      W. Donald Bell


 By:               /s/ JAMES E. ILLSON               Executive Vice President, Finance and Operations,
        ------------------------------------------              and Chief Financial Officer
                     James E. Illson                    (principal financial and accounting officer)


 By:                        *                                             Director
        ------------------------------------------
                    Gordon A. Campbell


 By:                        *                                             Director
        ------------------------------------------
                    Eugene B. Chaiken


 By:                        *                                             Director
        ------------------------------------------
                   David M. Ernsberger


 By:                        *                                             Director
        ------------------------------------------
                    Edward L. Gelbach


 By:                        *                                             Director
        ------------------------------------------
                     James E. Ousley


 By:                        *                                             Director
        ------------------------------------------
                    Glenn E. Penisten

                    SIGNATURE                                              TITLE
                    ---------                                              -----



 By:                        *                                             Director
        ------------------------------------------
                       Roger Smith


 By:                        *                                             Director
        ------------------------------------------
                     Mark L. Sanders


 *By:               /s/ W. DONALD BELL
        ------------------------------------------
                      W. Donald Bell
                     Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   4.1*       Form of Indenture between the Company and Wells Fargo Bank,
              National Association, as Trustee, with respect to the Series
              B 3 3/4% Convertible Subordinated Notes due 2024.
   4.2*       Indenture dated as of April 30, 2004 between the Company and
              Wells Fargo Bank, National Association, as Trustee, with
              respect to the 3 3/4% Subordinated Convertible Notes due
              2024. Filed as Exhibit 4.1 to the Registrant's Form S-3
              filed June 3, 2004.
   4.3*       Form of Series B 3 3/4% Convertible Subordinated Notes due
              2024 (contained in Exhibit 4.1).
   4.4*       Form of 3 3/4% Convertible Subordinated Notes due 2024
              (contained in Exhibit 4.2).
   5.1*       Opinion of Fredrikson & Byron, P.A.
   8.1        Tax Opinion of Fredrikson & Byron, P.A.
  12.1*       Statement Regarding Computation of Ratio of Earnings to
              Fixed Charges.
  23.1        Consent of PricewaterhouseCoopers LLP.
  23.2        Consent of Fredrikson & Byron, P.A. (see Exhibit 5.1).
  24.1*       Power of Attorney
  25.1*       Statement of Eligibility and Qualification of Trustee on
              Form T-1.
  99.1        Form of Letter of Transmittal.
  99.2*       Form of Notice of Guaranteed Delivery.
  99.3        Form of Letter to Registered Holders.
  99.4        Form of Letter to Clients.
  99.5*       Form of Instructions to Registered Holder and/or Book-Entry
              Transfer Participant from Owner.
  99.6*       Form of Guidelines for Certification of Taxpayer
              Identification.


---------------

 * Previously filed.